Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LEGION M ENTERTAINMENT, INC.
1801 Century Park East, 24th Floor
Los Angeles, CA 90067
www.legionm.com

Up to $999,999.00 in Class A Common Stock at $2.25
Minimum Target Amount: $19,998.00

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: LEGION M ENTERTAINMENT, INC.
Address: 1801 Century Park East, 24th Floor, Los Angeles, CA 90067
State of Incorporation: DE
Date Incorporated: March 04, 2016

Terms:

Equity

Offering Minimum: $19,998.00 | 8,888 shares of Class A Common Stock
Offering Maximum: $999,999.00 | 444,444 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $2.25
Minimum Investment Amount (per investor): $99.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<p align="center">Investment Incentives & Bonuses*</p>

Loyalty Bonus | 10% Bonus Shares

Existing Legion M investors are eligible to receive an additional 10% Bonus Shares on their investment. To receive these Bonus Shares, you must invest with the exact same email you use to login and manage your shares at https://app.dealmaker.tech/companies/2120/portal. If you are using the correct email address, your Bonus Shares will show up during the checkout process. If you aren't seeing them, please send a message to team@legionm.com.

Time-Based Bonus Shares

20% Bonus Period (first 2 weeks): If you invest within the first 14 days the offering is open, you will receive 20% Bonus Shares.

10% Bonus Period (first 5 weeks): If you invest after the first 14 days but before the 35th day the offering is open, you will receive 10% Bonus Shares.

Amount-Based Bonus Shares

Tier 1

Invest $1,000+ and receive 5% Bonus Shares.

Tier 2

Invest $5,000+ and receive 10% Bonus Shares.

Tier 3

Invest $10,000+ and receive 15% Bonus Shares.

Tier 4

Invest $25,000+ and receive 20% Bonus Shares.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement.

Bonus Shares are tied to each individual investment. Bonus Shares for multiple investments do not "stack". I.e. perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement.

Any applicable bonus shares will be shown and applied during the checkout process. Bonus shares will be issued at the completion of your investment (see Exhibit E for additional information).

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LEGION M ENTERTAINMENT, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.25 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus [and the Loyalty Bonus] in addition to the aforementioned bonus.

Promotional Perks

At various times throughout the offering, Legion M may elect to offer limited time perks ("Promotional Perks") in which investors who complete a new investment during a set time period have the opportunity to claim a special perk. Some examples of Promotional Perks include (but are not limited to): (a) a free movie ticket to an upcoming Legion M release, (b) a free comic book to promote Legion M's Defiant project, or (c) a free piece of limited edition merch to celebrate a special milestone or Legion M event. In each case, Legion M will file an amendment to the form C that includes specific instructions for how investors can qualify for and claim the promotional perk.

The Company and its Business

Company Overview

Overview

Legion M is an entertainment company formed on March 4, 2016, under the laws of Delaware as a C corporation. Our business plan is to partner with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios -- to develop, produce, distribute, market, finance, and monetize entertainment content including movies, television shows, digital content, live events, and more. In this sense, we are like many other entertainment companies around the world.

The difference is that Legion M is (to our knowledge) the first entertainment company built from the ground up to be owned by fans. We're taking advantage of historic new equity crowdfunding laws that allow the public to invest in our company in its earliest stages of development. With Legion M, YOU can own a piece of the company, YOU can get behind the scenes and — if we are successful — YOU can share in the rewards!

We founded Legion M because we saw a once-in-a-lifetime opportunity created by the JOBS Act. Fans hold great power in the entertainment industry – we're the ones who buy the tickets, pay the subscriptions, and decide what to watch. As individuals, we have little power, but together we are responsible for a $100B global industry. Legion M's goal is to harness that power to create a company with sustainable long-term competitive advantages that gives ALL of us a stake in the future of film and television.

Corporate Structure

Legion M Entertainment, Inc. has four wholly owned subsidiaries whose revenues, assets, liabilities, and expenses are included in our consolidated financial statements.

Fade to Black, LLC and MDFZ, LLC hold Legion M's interest in the feature films Fade to Black, and My Dead Friend Zoe, each of which have raised capital through separate Regulation D and Regulation CF offerings on Wefunder. Investors in those offerings own a stake in the respective film's royalties rather than equity in Legion M.

Legion M Film Fund - 1099, LLC and Legion M Film Fund - K1, LLC are newly formed subsidiaries through which the Company offers participation in lower-risk positions related to film distribution, with returns designed to roll over from one film to the next. Both subsidiaries are currently raising capital via a combination of Reg D and Reg CF offerings.

Intellectual Property

Legion M has the trademark to its name "Legion M," as well as a trademark for "Archenemy" brand whiskey.

Litigation

Legion M has not been involved in any litigation, and its management is not aware of any pending.

Competitive Advantages

From franchises and IP to talent and influencers, we believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do. By giving movie-lovers an ownership stake and a voice in the process, we believe we're creating a legion of fans that are both financially and emotionally invested in the success of our projects. The bigger that audience gets, the more powerful it becomes.

We believe a company owned by a large community of emotionally invested shareholders can develop long-term competitive advantages that reduce risks and improve odds of success. Our goal is to create:

- A legion of ticket-buyers to come out opening night (and bring out all their friends!);

- A legion of advocates to share on social media and create grassroots buzz;

- A legion of scouts to help find the next big thing;

- A legion of stakeholders to provide "wisdom of the crowd" that helps the company make better decisions;

- A legion of supporters to provide energy, enthusiasm and excitement that help propel the company forward;

- A legion of creatives to crowdsource ideas and contribute their talents;

- A legion of fans to help attract the very best talent to our projects.

 Our long-term goal is to unite one million fans as shareholders of Legion M. It's an ambitious goal, but if we're successful, we believe it could make Legion M one of the most influential companies in Hollywood.

Current Size of the Legion

At 6AM Pacific Time on May 16, 2016 (the day Regulation CF went into effect), Legion M became one of the first companies in history to launch an equity crowdfunding round under Regulation CF, created by the JOBS Act. Since then, we have completed ten rounds of equity crowdfunding, raising over $25 million from more than 60,000 investors via a combination of Regulation A, Regulation CF, and Regulation D.

In addition to allowing fans to invest via equity crowdfunding, we also allow them to join our community by becoming a free member or following us on social media. We do this for several reasons, including the fact that we want to give people the opportunity to "get to know us" before they invest. We also recognize that there are many people who love the idea of a fan-owned company but for some reason cannot or choose not to invest. As a company whose power comes from the size and strength of its community, we welcome these people with open arms. As of December 31, 2025, we estimate our total community of investors, members, and followers to be over 150,000 people.

How We Make Money

Entertainment is a complex and rapidly changing industry that employs a variety of business models for the production, distribution, and monetization of content. While there are many ways a company can make money in entertainment (and even more ways to lose it!), we focus on parts of the value chain where we believe having a built-in audience provides competitive advantages.

As a new company attempting something that has never been done before, we view many of our early projects as experiments that allow us to better understand our business and prove — to ourselves, our investors, and the industry — the value a fan-owned company can provide.

Over the past 10 years Legion M has earned revenue from a variety of different business models. Through these efforts we've "levelled up" from playing small roles in other people's projects to developing, producing and releasing films of our own. Today our business is focused on the following models which we believe will power the next phase of Legion M's development:

Distribution

Distribution refers to the act of releasing and monetizing a movie across all available channels, including theatrical, home entertainment (VOD, DVD, etc), streaming, etc. Revenue generally comes in the form of "distribution fees" which are generally taken as a cut of all revenue earned by the film.

As of April 30, 2026, Legion M has been wholly or partially responsible for the distribution of three films: Fackham Hall (in partnership with Bleecker Street), William Shatner: You Can Call Me Bill, and Memory: The Origins of Alien (in partnership ScreenMedia).

In addition, Legion M has partnered with several other distributors -- including Searchlight, NEON, Briarcliff, Bleecker Street, Fathom Events, Saban, RLJ, Electric, and Relativity – to have a hand in the release of more than a dozen other films.

Feature Film Production

Feature film production refers to the act of producing a movie. This includes everything from "pre-production" activities like developing a script, attaching talent, and arranging financing, to "post-production" activities like sales, marketing, and release strategy.

Film producers are typically compensated via a combination of "producer fees" (usually paid out of the production budget) and a "backend" stake in any profits the film generates. While producer fees are often bankable (as they are typically paid out of the budget), backend is typically a high-risk position — a film that becomes a hit can generate significant backend, but many films generate no backend profits at all.

To date, Legion M has produced (or is in the process of producing) four feature films: The Man In The White Van, William Shatner: You Can Call Me Bill, My Dead Friend Zoe, and Fade To Black.

Film and TV Development

"Development" generally refers to the earliest stages of the content production cycle, when production companies invest time, money, and "sweat equity" to develop, package, and sell movies, TV series and other entertainment projects. Examples of development activities include reading and evaluating scripts, licensing IP, packaging talent (e.g., showrunners, actors, directors), creating pitch materials, and pitching projects to financiers, studios, streaming services, networks, distributors, and other potential partners. The goal of development is to get a project produced.

From an investment standpoint, development projects are generally considered very high risk, meaning that the odds of any given project making it into production are often very low. That said, if you are successful in developing your project into a successful property, the potential for reward can be high.

As of December 31, 2025, Legion M has successfully developed (in conjunction with producing partners) four feature films (William Shatner: You Can Call Me Bill, My Dead Friend Zoe, The Man In The White Van, and Fade To Black) that have made it into production. We've also successfully developed two adult animated series that had initial sales to streamers (one for a pilot script, and the other for two full seasons of scripts) but were subsequently cancelled by the streamers.

While development is generally considered a "cost center" for most production companies, Legion M has found ways to monetize the process and earn revenue from many of our development projects. For example, in the process of developing The Girl With No Name and Defiant: The Story of Robert Smalls as feature films and Darknights and Daydreams as a Broadway play, we launched crowdfunding projects that allowed us to bring fans into the development process and offset our development costs.

Consumer Products and Media

Ever since our community began, there has been demand for Legion M merchandise that allows our members and investors to show off their Legion M pride. In addition, Legion M has acquired merchandising rights for several of our projects. Legion M has sold items ranging from t-shirts, hats, posters and pins to replica props, Halloween masks, collectables and consumable products like "Cheddar Goblin Macaroni and Cheese" (from the film Mandy) and Archenemy brand "space whiskey". For many of our projects, we also sell the project media itself, including DVD's, Blu-Rays, books, albums, and comics. Our ability to generate consumer product, media, and licensing revenue tied to our projects creates value for both Legion M and our partners.

We also believe consumer products generate dividends in the form of promotion of our projects. It's not a coincidence that successful entertainment companies like Walt Disney and Warner Brothers have robust consumer product divisions to monetize their IP, as branded products are an excellent way to drive awareness and build fandoms.

Live Event Production

Legion M has produced many live events, including the following from the past several years:

- 2024 Red Carpet Screenings of William Shatner: You Can Call Me Bill in New York, Culver City, and Lexington, KY

- 2024 "Rolling Red Carpet" Premiere of The Man in The White Van in Red Oak, TX.

- 2022 "Celebrating William Shatner" day at San Diego Comic-Con

In each of these cases, we incurred the effort, costs, and risks of hosting the events in exchange for the revenue generated from sources that include tickets, merchandise, food/drink, photos, autograph signings, and sponsorships. Some of our events are intended to generate a profit (e.g. the red carpet premieres of William Shatner: You Can Call Me Bill contributed revenue to the waterfall of the film), but other events (e.g. the 2022 event at San Diego Comic Con) are intended primarily to subsidize the costs of the events so we can benefit from the exposure, goodwill, and media coverage they generate, as well as the opportunity to "open the gates of Hollywood" for our members and investors.

Finance Plan

As of December 31, 2025, we have raised over $25,000,000 from more than 60,000 investors under Regulation A, Regulation CF and Regulation D. We have also raised over $4,000,000 via Reg D and Reg CF "Fan First Financing" offerings for the feature films William Shatner: You Can Call Me Bill, My Dead Friend Zoe, and Fade to Black.

Developing and monetizing entertainment projects like movies and television shows usually requires significant capital investment. We intend to raise as much of that money as possible directly from fans. Our long-term goal is to have 1 million shareholders, which would likely provide hundreds of millions of dollars. We expect it will take us many successive fundraising rounds to achieve this goal, but if we're successful, we believe it could make us one of the most influential companies in Hollywood.

In addition to raising money directly from fans, Legion M is considering opportunities to partner with private equity investors, venture capitalists, film financing companies, and other entertainment financiers to increase the amount of money available for funding Legion M projects and initiatives.

Competitors and Industry

Entertainment and Media Market

Film, television, and digital entertainment is a global industry that generates over $100 billion in revenue each year. Home to some of the largest and best-known corporations in the world (Disney, Sony, Netflix, Amazon, Apple, etc.), it is an extremely complex and competitive industry with stakeholders ranging from content creators and studios to networks, technology and distribution companies.

As the industry grows, it's constantly evolving. In recent years, changes in technology and consumer habits have ushered dramatic shifts in the industry, including the proliferation and success of global OTT ("over the top") services such as Netflix, Amazon and Hulu, the advent of new streaming services such as Disney+, Peacock and AppleTV, the rise of new technologies like interactive TV and Virtual Reality, and the growth of non-traditional models such as PPV (pay per view), VOD (video on demand), SVOD (subscription video on demand) and AVOD (advertising supported video on demand). In addition, the COVID pandemic, the "streaming wars", the WGA/SAG strikes, and rapidly changing business landscape/consumer habits have led to significant fluctuations in demand for film and TV production.

Throughout all this change, the one thing that remains constant is the importance of the audience. It's the collective eyeballs and wallets of viewers around the world that fuel the entire industry. The power of aggregating fans can be seen throughout the industry, from the salaries commanded by well-known actors and influencers to the importance of sequels, reboots and IP with established fanbases.

We believe a BUILT-IN AUDIENCE is one of the most valuable assets in Hollywood. Our goal is to create a company with a built-in audience for everything we do.

Competition

There are many other companies involved in the creation and monetization of entertainment content, from giant international conglomerates to small independent creators. Many of these companies can be considered potential competitors in that we are all competing to develop entertainment for consumers; however, most of them can also be considered potential partners or allies, as collaboration is very common in the entertainment industry.

We are aware of many creators who have used equity crowdfunding to raise (or attempt to raise) money for individual projects, as well as other companies that have launched or announced plans to launch equity crowdfunded entertainment businesses (including equity crowdfunded production slates, comic book companies, and entertainment-related cryptocurrency offerings). Some notable examples include Angel Studios, Skybound Entertainment, Robert Rodriguez's Brass Knuckles, and Eli Roth's The Horror Section. We don't consider any of these companies directly competitive to Legion M.

When it comes to content production, Legion M competes with the hundreds (or thousands) of small production companies that produce movies and TV shows. We believe Legion M's large community of investors can provide competitive advantage in securing talent, financing, and distribution for our production projects.

When it comes to distribution, Legion M currently competes with a couple dozen smaller distributors that typically acquire and release films at the budget and P&A levels Legion M operates at today. Some examples include Bleecker Street, IFC, Saban, Black Bear, Magnolia, Inaugural, RLJ, Ketchup Entertainment, Relativity, and Row K. Once again, we believe our community can provide unique competitive advantages during the release cycle of the film.

As mentioned above, it's not uncommon for "competitive" companies in the entertainment space to partner and/or collaborate on projects. Legion M has demonstrated an ability to partner with distributors (e.g. Bleecker Street, Saban, RLJ, Inaugural, Ketchup, Relativity, etc) on the release of projects.

Current Stage and Roadmap

Current Stage

Though Legion M has been in business for over 10 years, we're still "early-stage" when it comes to funding. To date we've raised over $25 million. Compared to other equity-crowdfunding companies, that's a lot of money, but for movie studios it's just a drop in the bucket ... our entire existence has cost less than the first 15 minutes of a Marvel movie.

If you compare Legion M to VC-backed companies, we believe the amount of money we've raised (and the valuation we're currently raising at) puts us squarely in the range of a median VC-backed company in the midst of a Series B after having completed a Seed and Series A (see the section entitled Valuation Details for further discussion).

Entertainment is an industry where business models change based on project scale. The economics of micro-budget films differ from independent films, which differ from major studio releases. Each tier has its own risks and opportunities.

When we started, Legion M was nothing more than an idea -- we had no money, no community, and no track record making movies. Over the past 10 years we've built one of the largest communities in equity crowdfunding history and grown — step by step — to become an award-winning studio with a demonstrated ability to develop, finance, produce, and distribute critically-acclaimed films.

While we're proud of how far we've come, we still have a long way to go to achieve our goals. The tier we're currently operating in (e.g. sub $10 million independent films) is notoriously difficult to make money in. This isn't the mountaintop – it's just the latest in the series of obstacles we'll need to overcome to achieve our goals.

We didn't create Legion M because we believed 60,000 investors could make a lot of money in independent film -- we built it because we believe 1,000,000 fan-owners could make Legion M one of the most influential forces in Hollywood. This is our North Star – it's what guides us and drives us forward every day.

We believe that if we can continue to grow our community and our capabilities, we'll evolve past the stage we're at today and get to a level within the industry where larger films, larger releases, and greater potential for profitable business models are possible.

Just as our projects over the past 10 years served as stepping-stones that grew Legion M from "novel idea" to "award winning studio," we believe our projects of today will serve as stepping-stones to tomorrow – growing step by step until Legion M realizes its full potential.

Roadmap

Distribution

One of Legion M's chief goals over the next 12 months is to increase our film distribution capabilities. We believe distribution is the stage in the film's life cycle where the advantages of a Legion M have potential to be most impactful. After working with other distributors on the release of over a dozen films, managing the 2024 theatrical release of William Shatner: You Can Call Me Bill, and co-distributing Fackham Hall with Bleecker Street, we believe there are opportunities for Legion M to innovate and grow our film distribution capabilities, either by ourselves or in partnership with other distributors.

The Legion M Film Fund

In December 2025 the Company formed two subsidiaries — Legion M Film Fund-1099, LLC and Legion M Film Fund-K1, LLC (together, the "Film Fund") — as parallel vehicles to make investments in distribution projects from Legion M and our partners. Each LLC is managed by Legion M and operates the same, but has a different corporate tax structure -- the 1099 Fund is taxed as a corporation that issues Forms 1099 for smaller investors who value simplicity, while the K1 Fund is taxed as a pass-through partnership that issues annual Schedule K-1s for larger investors utilizing advanced tax strategies

The goal of the Film Fund is to provide fans the opportunity to make professional-grade distribution investments intended to provide consistent, risk-managed returns. Returns from one project automatically roll over to the next and the opportunity to "cash out" under certain circumstances provides investors with liquidity.

For Legion M, the Film Fund represents what we hope will become a growing pool of money that can be used to fund distribution expenses (e.g. marketing and film-acquisition costs) for movies released by Legion M and our partners. The sort of "last-in, first-out" deals the Film Fund focuses on are common in the industry, but typically exclusive to large professional and institutional investors. By having a "fan-powered" Film Fund, Legion M is once again allowing fans to participate in a part of the industry they previously had no access to, while simultaneously building a strategic asset for Legion M that reduces our dependence upon 3rd parties and allows us to level-up to bigger and bigger releases.

As of May 2026, the Film Fund has approximately $1,500,000 in assets, and has been used to help finance Legion M's co-distribution of Fackham Hall, Nimrods, and an upcoming project that is yet to be announced.

Film Production

To date, Legion M has successfully produced (in conjunction with producing partners) four films — William Shatner: You Can Call Me Bill (released in March 2024), The Man In The White Van (released in Dec 2024), My Dead Friend Zoe (released on March 2025), and Fade To Black, (currently in post production). While The Man in the White Van was financed and owned by our producing partner (Garrison Films), Legion M financed and is the rightsholder for the other three. As the rightsholder of the film, we recognize ongoing revenue from each project and participate via producer's fees and backend profits (if any).

We believe film production can be a powerful model for Legion M. It's a fan favorite, and we've seen how much movie lovers enjoy the opportunity to participate in the high risk "bets" each film represents, while also enjoying the incalculable "emotional ROI" that comes from getting your name in the credits, coming to the premiere, and having had a role in making a movie you love.Balancing Distribution and Production

Due to the abundance of content being generated every day, we believe power in today's film industry is concentrated in the hands of those who distribute rather than produce films. As such, Legion M's current focus is on expanding our distribution capabilities. This allows us to not only acquire and release films (either by ourselves or with partners), but also improves our prospects for distributing our own productions.

It's not a coincidence that most major media companies have both production and distribution capabilities. While we're currently operating at a smaller level than these companies, our model is the same. . Our goal is to continue developing our capabilities and "level up" into bigger and bigger projects.

Community Growth and Engagement

We believe the size and engagement of our community is the single most important factor in the Legion M's long-term chances of success. That's because we believe the strength, power, and value of our company depends on the size and strength of our community. A Legion of 1 is worthless, but a Legion of 1,000,000 could be invaluable. We also believe that as our community grows, so will our access to high quality entertainment projects and our ability to market, support, and monetize them. As such, community growth and engagement will continue to be a primary focus for Legion M.

Key Performance Metrics:

We consider three primary metrics when evaluating projects and initiatives.

- Growth - We believe that growth of our community is the single most important determinant of our long-term success. A Legion of one is insignificant, but a Legion of one million could be invaluable. As such, the ability of any project or initiative to help us grow the Legion is one of its most important considerations.

- Strategic Benefit - Each Legion M project becomes a stepping-stone to the next. We actively seek projects and initiatives that allow us to "level up" by forming strategic relationships and/or developing new capabilities that we believe will create long-term value for the company.

- Revenue - Like any other company, the goal of Legion M is to make money. Financial success is the key to the long-term viability and success of our company. As such, the potential for financial return is an important consideration when we evaluate projects. That said, at the current stage of Legion M's development we believe near-term revenue is secondary to long-term growth. We are frequently willing to take on projects or initiatives that sacrifice near-term gains (or have high risk of near-term losses) in pursuit of projects and initiatives we believe could lead to significant long-term value.

The Team

Officers and Directors

Name: Paul Scanlan

Paul Scanlan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder, Chief Executive Officer, Chief Financial Officer and Treasurer
  Dates of Service: March, 2016 - Present
  Responsibilities: Guiding Legion M's mission to harness the power of fan ownership and grassroots engagement,

building a disruptive studio model that empowers audiences while creating unique, commercially viable entertainment.

- Position: Director
  Dates of Service: March, 2016 - Present
  Responsibilities: Member of the Board of Directors

Name: Jeff Annison

Jeff Annison's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Co-Founder and President
  Dates of Service: March, 2016 - Present
  Responsibilities: Co-founders Paul Scanlan and Jeff Annison share responsibility for overseeing every aspect of Legion M's activities, including fundraising, development, production and distribution.

- Position: Director
  Dates of Service: March, 2016 - Present
  Responsibilities: Member of the Board of Directors

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

We are not profitable, nor are we focused on near-term profitability.
While Legion M was incorporated in 2016, we are still in the early stages of growth for a Hollywood studio. We are currently not profitable nor are we focused on near term profitability. At this stage in Legion M's development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary consideration. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent "lumpiness" of entertainment project revenue, we expect Legion M's revenue, margins, and sources of revenue to be volatile from year to year.

It's difficult to evaluate our future prospects based on past performance.
Entertainment is an industry where business models change based on project scale. The economics of micro-budget films differ from independent films, which differ from major studio releases. Each tier has its own risks and opportunities. While Legion M has utilized many different business models over the past decade, only recently have we grown to include the models (film production and distribution) we believe will power our long-term growth. To date, the deals we've done in this space are still small compared to our long-term goals. These factors make it difficult to evaluate future prospects based on our operating history and consolidated financial statements. Statistically, most companies like Legion M fail.

What we're doing has never been done before.
We are (to our knowledge) the first company to attempt our business model. Legion M is built on the thesis that having a legion of fans invested in our products will give us a competitive advantage. However, our thesis could be wrong. There is no assurance that we will be able to derive benefits from being fan-owned. Even if our concept is proven to give us a competitive advantage, other companies with more resources than we do may copy our idea causing us to lose this competitive edge.

Our auditor has issued a "going concern" opinion.
Our auditor has issued a "going concern" opinion on our financial statements, which means they are not sure that we will be able to succeed as a business without additional financing. Our auditor has previously issued that opinion for our financials in previous years. Legion M was incorporated in March of 2016 and has a history of losses without profits since inception. The fact that we've been able to raise enough financing and/or revenue to sufficiently fund our operation for each of the preceding years since inception does not guarantee our ability to raise sufficient financing and/or generate sufficient revenue in the future. We have sustained net losses of $1,540,433 and $3,549,371 in the years ended December 31, 2025 and December 31, 2024, respectively. The audit report states that our ability to continue as a going concern for the next twelve

months is dependent upon our ability to generate cash from operating activities and/or to raise additional capital to fund our operations. Failure to raise additional capital could have a negative impact on not only our financial condition but also our ability to remain in business.

We plan to raise significantly more money and future fundraising rounds could result in a "cram down."
Our goal is to have one million investors in Legion M which will likely require many more rounds of fundraising. We may also need to raise additional funds to finance our operations or fund our business plan. Even if we manage to raise subsequent financing or borrowing rounds, the terms of those rounds might be more favorable to new investors or creditors than to existing investors such as you. New equity investors or lenders could have greater rights to our financial resources (such as liens over our assets) compared to existing shareholders. Additional financings could also dilute your ownership stake, potentially drastically. See "Dilution" for more information.

Success in the entertainment industry is highly unpredictable and there is no guarantee our content will be successful in the market.
Our success will depend on the popularity of our entertainment projects. Viewer tastes, trends and preferences frequently change and are notoriously difficult to predict. If we fail to anticipate future viewer preferences in the entertainment business, our business and financial performance will likely suffer. The entertainment industry is fiercely competitive. We may not be able to develop projects that will become profitable. We may invest in projects that end up losing money. Even if one or more of our projects are successful, it may not be enough to offset losses in others.

Entertainment projects can be risky, and often budgets run over.
The entertainment industry is generally affected by the same risk factors of other industries but due to its nature, the development, production, distribution, and marketing of content can require large capital investments. Developing and monetizing entertainment projects, such as movies and television shows, usually require significant capital investment to fund expenditures on activities such as producing a television pilot, producing or co-producing a movie or creating a virtual reality experience. There is often a budget over-run. Even with adequate funding, the project may fail to gain traction with viewers.

You may not like our projects.
We plan to develop a diverse slate of projects in the entertainment industry including feature films, television shows,events, comic books, and more. Final decisions on projects are made by the Legion M management team. We may choose projects you don't like, don't believe in, or even ones you object to.

Even if a project is successful, it is likely to take a long time for us to realize profits.
Even if we are involved in a financially successful project, the process of making money and realizing profit in the entertainment business is slow. The time span from the moment a project starts to its completion, release and revenue recognition is substantial and is often measured in years. Even if we realize a profit and are financially able to declare dividends on our shares, we may or may not do so.

Our business relies heavily on third parties for production and monetization of entertainment content.
Our success in developing, producing, and monetizing content relies heavily on third party Hollywood creators and producers such as studios, development, production and distribution companies, television networks, etc. These companies may give more time and attention to other entertainment companies or other projects which are better funded or better known or which have a longer operational history than us. There is no assurance that we will be able to find partners to jointly develop projects or help support projects financially and even if we do, there is no guarantee that our partners will put forth all of the resources required to help make our projects successful. A number of our high-profile advisors may change their minds and terminate their relationships with the company.

Public perception is important in the entertainment industry.
In order to continue growing our business, we must maintain credibility and confidence in our long-term financial viability and business prospects among Hollywood creators and producers, our community, investors, and other parties. Reputational harm may damage our ability to do any or all of these things. Any derogatory information, whether founded or unfounded, against our business, any of our officers, directors, or employees, may harm our business.

Public perception is important in equity crowdfunding, potentially making Legion M susceptible to negative postings, and false allegations about the company and its projects.
As a company raising money from the crowd, Legion M's funding is highly dependent upon investors who get information from a wide variety of sources that rely on user generated content (e.g., social media, Reddit, message boards, blogs, etc.). These sources often have little to no standards for posting, and many of them allow people to post without requiring a real name. As a result, these mediums can be susceptible to misinformation, disinformation, and campaigns where individuals using bots and/or fake accounts can create the illusion of "social proof." Legion M has previously been the subject of negative postings, including misinformation and false allegations, made on multiple social media and investment platforms from one or more individuals controlling multiple fake names/aliases. To the extent the company continues or becomes the target of a negative PR campaign from one or more individuals, including those using multiple fake accounts and/or spreading false information about the company, the negative publicity may have an adverse impact on the company, its fundraising, its projects, and has the potential to distract management's attention from the company's business. Legion M also uses equity crowdfunding to offer investors the opportunity to have a stake in individual film projects. If these projects

perform poorly, it could negatively impact public perception of the company.

We could be adversely affected by labor disputes, strikes or other union job actions.

We are directly or indirectly dependent upon highly specialized union members who are essential to the production of motion pictures and television content, including writers, directors, actors and other talent as well as trade employees and others who are subject to collective bargaining agreements. In general, a labor dispute, work stoppage, work slowdown, strike by, or a lockout of, one or more of the unions that provide personnel essential to the production of motion pictures or television content could dramatically delay or even derail development, production and release of film and TV projects, with potentially severe financial consequences. Labor disputes may restrict our access to content, result in work stoppages, and may result in increased costs and decreased revenue, which could have a material adverse effect on our business, financial condition, operating results, liquidity and prospects.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us.

Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control and could make it difficult or impossible for us to deliver our services to our customers and could decrease demand for our services. Our business model involves the marketing of entertainment, including movies and other content. To the extent the entertainment industry is impacted by either the ability to create new content (e.g., the halting of productions) or the ability to monetize the content (e.g., theater sales), our business prospects could be severely hampered.

We depend on our two founders and may need to hire more people to be successful.

Our success will greatly depend on the skills, connections, and experiences of our top executives, Paul Scanlan and Jeff Annison. There is no guarantee that either of them will stay indefinitely, for instance both are currently working at salaries substantially lower than their salaries at previous jobs, and well below "market rates" for executives with their level of experience. Should either of them discontinue working for Legion M, there is no assurance that Legion M will continue. We will also need to hire creative talents and individuals with a track record of success and with the skills necessary to ensure that we create and sell premium original content. There is no assurance that we will be able to identify, hire and retain the right people for the various key positions.

We may not be able to protect all our intellectual property.

Our profitability may depend in part on our ability to effectively protect our intellectual property including our trademark and logo, original entertainment content in our projects and our ability to operate without inadvertently infringing on the proprietary rights of others. Theft of our original entertainment content prior to release could adversely affect our revenue. Policing and protecting our intellectual property against piracy and unauthorized use by third parties is time-consuming and expensive and certain countries may not even recognize our intellectual property rights. Any litigation protecting our intellectual property and defending our original content could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of such litigation.

We have a large shareholder base which will likely grow even larger over time.

As a result of Legion M's Regulation Crowdfunding and Regulation A offerings, we have over 60,000 shareholders. It is uncommon for a start-up company with limited resources and a small staff to have so many investors. Our stated goal is to grow the shareholder base to one million investors through multiple rounds of fundraising. Despite best efforts, it is possible that unexpected risks and expenses of managing this large shareholder base could divert management's attention and cause Legion M to fail.

Equity crowdfunding is relatively new.

Legion M's existing funding and future fundraising plans (including this round) are reliant on equity crowdfunding and provisions of the JOBS Act which have been in place for little over a decade. The laws are complex, and interpretation by governing bodies doesn't exist in some cases and may change over time in others. Changes to the laws (or interpretation of the laws) could impact Legion M's ability to raise money as well as your ability to trade your shares.

Competitors could overtake our momentum.

As the marketplace becomes more savvy about the JOBS Act and how an entertainment company could benefit from an equity crowdfunded financing round, competitors could launch their own equity crowdfunding campaigns and overtake our momentum.

Entertainment is a highly litigious industry.

The entertainment industry is considered a highly litigious business sector due to high-stakes intellectual property, complex business landscape, creative complexity, and the high number of partnerships required to finance, produce, and distribute film and television. While Legion M has been in business over 10 years without any lawsuits, there's no guarantee we won't be involved in lawsuits in the future. Legal action – even when unjustified - can be very expensive and time consuming, and could cause serious disruptions for Legion M and its team.

Artificial Intelligence is changing everything.

The advent of LLMs and AI is changing every facet of life and business, and has potential to severely disrupt our company and our industry. As a small company founded by individuals with experience using new technology to disrupt an industry, we believe Legion M is well positioned to thrive in this new technological age. That said, there's no guarantee the company will succeed in doing so, or that we'll make the right " bets" and avoid becoming one of the many, many, potential casualties of AI driven disruption.

Potential for Conflicts of Interest between Legion M and its subsidiaries.
Jeff Annison and Paul Scanlan serve as officers of Legion M Entertainment, Inc. as well as managers of several subsidiaries, including Legion M Film Fund – K1, LLC, Legion M Film Fund - 1099, LLC, MDFZ, LLC, and Fade to Black, LLC. While we've taken steps to ensure alignment between Legion M and its subsidiaries, there exists potential for conflicts of interest among the subsidiaries and their investors with Legion M and its shareholders, including without limitation, negotiation of terms. Although the Manager intends to address such conflicts in accordance with applicable fiduciary duties, there can be no assurance that any measures taken will be successful or that such conflicts will be resolved in favor of the Company or its investors.

A cybersecurity breach could harm our business, our community, and our shareholders.
We collect and maintain personal and financial information for tens of thousands of investors, community members, and email subscribers, and we transmit payment information through third-party payment processors and crowdfunding platforms. A security breach, ransomware attack, phishing campaign, or unauthorized intrusion — whether targeting Legion M directly or one of the third parties we depend on — could expose investor and customer data, disrupt our operations, damage our reputation, trigger regulatory investigations or private litigation, and result in significant remediation and notification costs. While we take steps to protect our systems and data, no security program can guarantee against every threat, and the techniques used to attack systems are constantly evolving. We are a small company with limited internal security resources, which may make us a more attractive target and may limit our ability to detect and respond to incidents quickly.

We are subject to evolving and increasingly stringent privacy laws.
We collect personal information from investors, community members, and other contacts who interact with us across the United States and, in some cases, internationally. Our handling of this information is regulated by a growing patchwork of privacy laws including the California Consumer Privacy Act (CCPA), the California Privacy Rights Act (CPRA), other state privacy laws, and — to the extent we interact with EU or UK residents — the General Data Protection Regulation (GDPR). These laws give individuals various rights with respect to their data and impose obligations on us regarding collection, processing, retention, security, and disclosure. Compliance is complex and costly, the legal landscape continues to change, and enforcement is increasing. A failure to comply, even inadvertently, could result in fines, civil claims, reputational harm, and operational disruption.

We depend on third-party crowdfunding platforms to raise capital.
Our fundraising model depends on FINRA-registered funding portals, broker-dealers, and online investment platforms that operate under the JOBS Act. These platforms set their own policies, fees, eligibility standards, and marketing rules, and they are themselves subject to regulatory oversight. Platform outages, policy changes, the loss of a key platform relationship, a platform's insolvency, or a platform's decision to limit or remove our campaigns could materially impair our ability to raise capital. We have limited control over these platforms, and any disruption — whether caused by the platform, its regulator, its lenders, or a cybersecurity event — could harm our fundraising and our business.

The entertainment distribution landscape is changing rapidly and unfavorably for independent content.
The traditional theatrical exhibition business has not recovered to pre-pandemic levels, theatrical release windows have compressed, and the economics of licensing content to streaming platforms have deteriorated as streamers focus on cost discipline. At the same time, distributors and studios have consolidated, leaving fewer buyers for independent content. These dynamics make it harder to predict revenue from any given project, harder to negotiate favorable distribution terms, and harder to scale a slate of independent projects profitably. There is no assurance that the distribution channels we rely on today will exist, or be economically viable for us, in the future.

Our revenue can be concentrated in a small number of projects, partners, or distribution deals.
Because we operate in the entertainment industry and pursue a relatively small number of projects at any given time, a meaningful portion of our revenue in any period may come from one project, one partner, or one distribution deal. The loss of a key partner, the underperformance of a single project, or the failure to close an expected deal could disproportionately affect our financial results for that period. This concentration is inherent to our business model and is unlikely to fully diversify until we are operating at significantly greater scale.

Our business depends on relationships with talent, and controversies involving talent can harm us.
We work with actors, directors, writers, advisors, and other public figures whose names and reputations are associated with our projects and our brand. Allegations, scandals, criminal conduct, public controversies, or simply a decline in popularity of a person we are publicly associated with — even if unrelated to Legion M — can damage the commercial prospects of a project, jeopardize a distribution deal, and harm our reputation. We may also incur costs to re-shoot, re-edit, replace, or shelve content if a key talent becomes unable or unsuitable to continue. We have limited control over the conduct of people we work with, and these risks are particularly acute for a small company with a small slate of projects.

We are a small company with limited finance and operations staff, which creates internal-controls risk.
Entertainment revenue recognition, multi-entity accounting across our subsidiaries, and the volume of investor and

community activity we manage are complex. As a small company, we have a limited finance and accounting team and limited segregation of duties. These conditions increase the risk of errors, fraud, or material weaknesses in our internal control over financial reporting. We have not been required to comply with the auditor-attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, and our financial statements may contain errors or restatements that a larger and more resourced company would be better positioned to prevent or detect.

Adverse macroeconomic conditions could harm our business and our ability to raise capital.
We are currently not profitable, which means our ability to operate is dependent upon our ability to raise capital. Our business and our fundraising are both sensitive to general economic conditions. Recession, high interest rates, inflation, declining consumer discretionary spending, equity market volatility, tightening credit, and reduced appetite for early-stage and crowdfunded investments could all harm our results and our ability to raise capital on acceptable terms — or at all. Adverse conditions could also harm our partners, our distributors, our advertisers, and the consumers who buy tickets, subscriptions, and merchandise associated with our projects.

Our large and growing shareholder base increases our exposure to securities-related claims.
We have more than 60,000 shareholders and have publicly stated a goal of reaching one million. As our shareholder base grows, so does the population of investors who could bring individual claims, file complaints with regulators, or pursue class-action litigation alleging disclosure deficiencies, misstatements, or other violations of federal or state securities laws. Securities litigation is expensive to defend even when claims are without merit and could result in significant settlements, judgments, management distraction, and reputational harm. The novelty and prominence of our equity crowdfunding approach may increase our visibility to plaintiffs' counsel.

Coordinated campaigns against our offerings could disrupt an active raise.
In addition to the general reputational risks of negative postings, our offerings are particularly vulnerable to coordinated campaigns timed to occur during an active fundraising window. A campaign of negative posts, complaints to regulators, complaints to our platforms, or organized refund requests — even one based on misinformation — could cause a platform to pause or restrict our raise, drive away prospective investors, and force us to divert resources to respond. We may have limited ability to identify, attribute, or counter such campaigns in real time.

Even if our business succeeds, an exit may never materialize.
Our shareholders rely on a future liquidity event — most likely an initial public offering, a listing on an exchange or alternative trading system, or an acquisition — to realize the value of their investment. The IPO market for early-stage and unprofitable companies has been challenging for extended periods, exchange listing standards may be difficult for us to meet, and acquisition interest in independent entertainment companies is unpredictable. Even if Legion M succeeds operationally, there is no assurance a liquidity event will occur on any particular timeline or on terms favorable to investors, and investors should be prepared to hold their shares indefinitely.

Our prior offerings and public communications could be subject to look-back review.
We have conducted multiple offerings under Regulation Crowdfunding and Regulation A over the past decade, supported by extensive marketing materials, social media content, livestreams, podcasts, and community communications. The volume and informality of these communications create risk that statements made in connection with prior offerings could later be challenged by regulators or by private plaintiffs as misleading, incomplete, or inconsistent with current disclosures. Defending or settling such challenges — even unmeritorious ones — could be expensive and distracting.

If our subsidiary funds were deemed investment companies, or if we were deemed an investment adviser, the consequences to Legion M could be material.
Legion M serves as the Manager of multiple subsidiary entities that raise capital from outside investors, including Legion M Film Fund – K1, LLC, Legion M Film Fund – 1099, LLC, and other film-financing vehicles. These subsidiaries take the position that they are operating companies engaged in the business of financing and operating film and entertainment projects — not investment companies that primarily invest in securities — and accordingly are not registered under the Investment Company Act of 1940. For the same reasons, Legion M takes the position that it is not required to register as an investment adviser under the Investment Advisers Act of 1940. Whether an entity is an "investment company," and whether a person provides "investment advice" for purposes of these statutes, depends on the facts and circumstances of the entity's activities and the relationship between the entity and its manager. Those facts can change over time as our subsidiaries' activities evolve. If the U.S. Securities and Exchange Commission or a court were to disagree with our determination — either with respect to a subsidiary's status as an operating company or with respect to Legion M's status as a manager rather than an investment adviser — the consequences could be significant for Legion M and for our shareholders.

Our officers control the company, and we currently have no independent directors.
Our two executive officers and directors are currently also our controlling shareholders. As holders of the Class B Common Stock which gives them 10 votes per share, as opposed to 1 vote per share for holders of Class A Common Stock like you, they will continue to hold a majority of the voting power of all our equity stock and therefore control the board at the conclusion of this offering. In fact, even if they were to own as little as 5.1% of the equity securities of the company, they will still control a majority of the voting stock. This could lead to unintentional subjectivity in matters of corporate governance, especially in matters of compensation and related party transactions. We also do not benefit from the advantages of having any independent directors, including bringing an outside perspective on strategy and control, adding

new skills and knowledge that may not be available within Legion M, having extra checks and balances to prevent fraud and produce reliable financial reports.

The shares of Class A Common Stock being ç are subject to drag-along rights.

The shares you are purchasing in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock voting as a single group (and taking into consideration the 10 votes per share voting preference of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst other covenants. This means that if the Board of Directors and Class B shareholders (which consists of the founders, employees, and early investors) decide to sell the company, you are agreeing to go along with that sale, even if you don't agree with it, oppose it, or feel that your interests are not being represented. For instance, the fact that shares of Class B Common Stock are owned by founders, employees and early investors could potentially create scenarios where the interests of the two shareholder groups are not aligned. Additionally, the enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law. Since the rights of common stock are determined in general by statute as opposed to by contract, and the drag-along provision is a contractual term, the extent to which this provision would be upheld by the courts in Delaware is unclear. In the event this provision was to be challenged, a sale of the company might not be effected, and all the shareholders could miss an opportunity to realize the value of their investment.

Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.

Investors in our Regulation Crowdfunding offerings and their transferees are bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the subscription agreement, including any claim under the federal securities laws. If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the subscription agreement, in the Court of Chancery in the State of Delaware. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement. If you bring a claim against the company in connection with matters arising under the subscription agreement, including claims under federal securities laws, you may not be entitled to a jury trial with respect to those claims, which may have the effect of limiting and discouraging lawsuits against the company. If a lawsuit is brought against the company under the subscription agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in such an action. Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the subscription agreement with a jury trial. No condition, stipulation or provision of the subscription agreement serves as a waiver by any holder of common shares or by us of compliance with any substantive provision of the federal securities laws and the rules and regulations promulgated under those laws. In addition, when the shares are transferred, the transferee is required to agree to all the same conditions, obligations and restrictions applicable to the shares or to the transferor with regard to ownership of the shares, that were in effect immediately prior to the transfer of the Shares, including but not limited to the subscription agreement.

There is no current market for Legion M's shares.

There is no formal marketplace for the resale of our securities. If the company is successful, we expect to IPO or list on an exchange or alternative trading system that allows investors to sell their shares, but there is no guarantee that will happen, or that if it does happen that there will be any demand to purchase your shares at your desired price or at any price at all. We do not currently have any near-term plans to apply for or otherwise seek trading or quotation of our Class A Common Stock on an over-the-counter market. It is also hard to predict if we will ever be acquired by a bigger company. Investors should assume that they may not be able to liquidate their investment or pledge their shares as collateral for some time (if ever).

We are offering a discount on our stock price to certain classes of investors.

Certain classes of investors are entitled to bonus shares (effectively a discount) in this offering; see the "Investment Incentives and Bonuses" section of "Plan of Distribution and Selling Shareholders." These bonus shares and promotional shares immediately dilute the value of your stock. Therefore, the value of shares of investors who pay the full price in this offering will be diluted by investments made by investors entitled to these bonus shares, who will pay less for the same stake in the company.

The minimum amount set as a condition to closing this offering is nominal compared to what we are seeking to raise.

Because this is a "best effort" offering with a nominal minimum of $19,998.00, once we reach that amount we will have access to any funds tendered. This might mean that any investment made could be the only investment in this offering, leaving the company without adequate capital to pursue its business plan or even to cover the expenses of this offering.

The amount raised in this offering may include investments from company insiders or immediate family members. Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We expect to raise additional capital through offerings of equity and convertible securities and to provide our employees and advisors with equity incentives. Therefore, your ownership interest in the company is likely to continue to be diluted. Our current strategic initiatives require substantial capital. We may seek to raise any necessary additional funds through equity or debt financings or other sources that may be dilutive to existing stockholders. The company may offer additional shares of its Class A Common Stock and/or other classes of equity or debt that convert into shares of Class A Common Stock, any of which would dilute the ownership percentage of investors in this Offering. Also, we intend to award employees and advisors with stock options and other compensatory securities through our employee equity incentive plan, which may also cause dilution to your investment. See "Dilution."

Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this Offering have the option of paying for their investment with a credit card, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See "Plan of Distribution and Selling Shareholders." The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this Offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment. The Commission's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Investor Transaction Fee may not count toward your cost basis for tax purposes.

The IRS and/or another relevant tax authority may consider the price of the share before including the Investor Transaction Fee as the cost basis for determining any gain or loss at a realization event. You should discuss with your tax advisor the appropriate way to determine the relevant tax obligation.

A current member of Legion M's management previously served on the board of a company undergoing corporate bankruptcy.

In March 2021, Paul Scanlan was on the board of MobiTV, Inc., a company he co-founded in 1999 and was an executive until 2015, filed for protection under Chapter 11 in the U.S. Bankruptcy Court for the District of Delaware. Mr. Scanlan currently serves as Legion M's Co-Founder, Chief Executive Officer, Chief Financial Officer, Treasurer, and a board director. He previously served as MobiTV's President and Chief Operating Officer and later as President until he departed full-time management in 2015 to form Legion M. After leaving his executive role, he remained on MobiTV's board of directors in an unpaid, non-operational capacity and participated in authorizing the 2021 filing. The case concluded later in 2021 following the court-approved sale of substantially all of MobiTV's assets to TiVo Corporation, a subsidiary of Xperi Inc. Neither Mr. Scanlan nor Legion M was a debtor in the proceeding, and there has been no financial, contractual, or operational relationship between Legion M and MobiTV since his departure from management. Investors should be aware that there is some level of risk involved with investing in a company whose management members previously founded or managed a business that later filed for bankruptcy protection.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Voting Percentage
Paul Scanlan	1,465	Class A Common Stock	39.2%
Paul Scanlan	7,333,310	Class B Common Stock	
Jeff Annison	560	Class A Common Stock	31.98%
Jeff Annison	5,982,519	Class B Common Stock	

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 444,444 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 170,000,000 with a total of 22,404,309 outstanding.

Voting Rights

Class A Common Stock Voting Rights Each holder of Legion M's Class A Common Stock is entitled to one vote for each share on all matters submitted to a vote of the shareholders. Holders of Class A Common Stock at all times shall vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M. The holders of Class A Common Stock in this offering are subject to a drag-along provision as set forth in the Subscription Agreement, pursuant to which each holder of Class A Common Stock purchased in this offering agrees that, in the event the company's board and the holders of a majority of the votes of the outstanding shares of the company's Class A Common Stock and Class B Common Stock (taking into account the 10 votes per share voting of the Class B Common Stock) vote in favor of a sale of the company, then such holder of Class A Common Stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters' rights with respect to such sale of the company, and deliver any documentation or take other actions reasonably required, amongst 33 other covenants. The enforceability of such provision as it relates to appraisal rights will be subject to the provisions of Delaware law.

Material Rights

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, shareholders of Legion M's Class A Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class B Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference 34 (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection

Provisions Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws. Section 7 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

Drag Along Provision - Investors in this offering will be subject to the below Drag Along provision.

(a) A "Sale of the Company" shall mean either: (a) a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than 50% of the outstanding voting power of the Company (a "Stock Sale") or (b) a transaction that qualifies as a Deemed Liquidation Event, as determined by the Company's board of directors. A "Deemed Liquidation Event" shall be deemed to be occasioned by, or to include, (i) the acquisition of the Company by another entity by means of any transaction or series of related transactions to which the Company is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions, as a result of shares in the Company held by such holders prior to such transaction, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity (or if the Company or such other surviving or resulting entity is a wholly-- owned subsidiary immediately following such acquisition, its parent); (ii) a sale, exclusive license, transfer, lease or other disposition of all or substantially all of the assets of the Company and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, exclusive license, transfer, lease other disposition is to a wholly--owned subsidiary of the Company; or (iii) any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

(b) In the event a Sale of the Company is approved by the Company's board of directors and by the vote required to achieve majority approval by the outstanding shares of the Company's Class A Common Stock and Class B Common Stock (as defined in, and voting as provided in, the Company's Amended and Restated Certificate of Incorporation), voting together as a single class (the "Requisite Parties"), the Investor hereby agrees with respect to the Securities and the voting rights of the Investor, if any:

(i) in the event such transaction is to be brought to a vote at a stockholder meeting and to the extent any vote is solicited from Investor, after receiving proper notice of any meeting of stockholders of the Company, to vote on the approval of a Sale of the Company, to be present, in person or by proxy, as a holder of shares of voting securities, at all such meetings and be counted for the purposes of determining the presence of a quorum at such meetings;

(ii) to vote (to the extent any vote is solicited from Investor) (in person, by proxy or by action by written consent, as applicable) the Securities in favor of such Sale of the Company and in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(iii) to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company; (iv) to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Requisite Parties; (v) if the Sale of the Company is structured as a stock sale, to sell the same proportion of the Securities as is being sold by the Requisite Parties, and on the same terms and conditions as the Requisite Parties;

(vi) not to deposit, and to cause the Subscriber's affiliates not to deposit the Securities owned by the Subscriber affiliate in a voting trust or subject the Securities to any arrangement or agreement with respect to the voting of the Securities, unless specifically requested to do so by the acquirer in connection with the Sale of the Company; and

(vii) if the consideration to be paid in exchange for the Securities pursuant to this Section 5 includes any securities and due receipt thereof by the Subscriber would require under applicable law (i) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities or (ii) the provision to the Subscriber of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Act, the Company may cause to be paid to the Subscriber in lieu thereof, against surrender of the Securities which would have otherwise been sold by the Subscriber, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which the Subscriber would otherwise receive as of the date of the issuance of such securities in exchange for the Securities.

Class B Common Stock

The amount of security authorized is 30,000,000 with a total of 21,862,530 outstanding.

Voting Rights

Class B Common Stock Voting Rights Each holder of Legion M's Class B Common Stock is entitled to ten votes for each share on all matters submitted to a vote of the shareholders. Holders of Class B Common Stock at all times shall vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of Legion M.

Material Rights

The total shares outstanding includes 4,826,630 issued options and 570,000 issued warrants.

Dividends

Subject to preferences (of which, currently there are none) that may be applicable to any then outstanding class of capital stock having prior rights to dividends, holders of Legion M's Class B Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally-available funds. However, no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date shall be declared or paid on the shares of Legion M's Class A Common Stock. Legion M has never declared nor paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Restrictions on Transfer

No holder of Legion M's Class B Common Stock may sell, transfer, assign, pledge or otherwise dispose of or encumber any Class B Common Stock (or any Class A Common Stock into which it is converted) without Legion M's prior written consent. Legion M may withhold consent for any legitimate corporate purpose.

Conversion Rights Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder at any time upon written notice to Legion M. Except for certain permitted transfers, each share of Class B Common Stock shall be automatically, without further action by its holder, converted into one share of Class A Common Stock, upon sale or assignment.

Liquidation Rights

In the event of Legion M's liquidation, dissolution or winding up, holders of Legion M's Class A and Class B Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of Legion M's debts and other liabilities and the satisfaction of any liquidation preference 34 (of which, currently there are none) granted to the holders of any then outstanding class of capital stock having prior liquidation rights.

Other Rights

Holders of Legion M's Class A and Class B Common Stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Legion M's Class A or Class B Common Stock.

Forum Selection

Provisions Section XI of our Amended and Restated Certificate of Incorporation and Section 48 of our Amended and Restated Bylaws contain exclusive forum provisions. With a few exceptions, the Court of Chancery in the State of Delaware will be the sole and exclusive forum for any holder of Legion M's Class A and Class B Common Stock (including a beneficial owner) to bring (i) any derivative action or proceeding brought on the company's behalf, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee, (iii) any action asserting a claim against the company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the company, its directors, officers or employees governed by the internal affairs doctrine. These sections shall not apply to actions arising under the federal securities laws. Section 7 of our subscription agreement (which appears as an exhibit to the offering statement of which this offering circular forms a part) provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

What it means to be a minority holder

As a minority holder of Class A Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible

Legion M was incorporated in Delaware on March 4, 2016, as a C corporation. We are an entertainment company that partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios and distributors -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, digital content, events, and more.

At this stage in Legion M's development, we are primarily focused on growth of our community and our capabilities. The revenue, margins, and profits of our business are important, but in many cases are not our primary consideration. We are frequently willing to take on projects or initiatives that sacrifice short-term gains (or have high risk of losses) in pursuit of projects and initiatives we believe could lead to significant long-term value. As a result of this fact, along with the variety of business models we employ and the inherent "lumpiness" of entertainment project revenue, we expect Legion M's revenue, margins, and sources of revenue to be volatile from year to year.

Note that our consolidated financial statements include the assets, liabilities, and expenses of three feature films for which Legion M is the rightsholder (William Shatner: You Can Call Me Bill, My Dead Friend Zoe and Fade to Black). The rights to My Dead Friend Zoe are held through a subsidiary, MDFZ, LLC ("MDFZ"), a limited liability company formed on April 28, 2023 under the laws of California for the purpose of producing the film. The rights to Fade to Black are held through a subsidiary, Fade to Black LLC ("Fade to Black"), a limited liability company formed on June 26, 2024 under the laws of California for the purpose of producing the film. The rights to William Shatner: You Can Call Me Bill are held directly by the Company. For more information, please see "Liquidity and Capital Resources" below. Of the films above, William Shatner: You Can Call Me Bill was released and began generating revenue in 2024, and My Dead Friend Zoe was released and began generating revenue in 2025. As of April 2026 Fade To Black is currently in post-production.

In addition, on December 22, 2025, the Company formed the Legion M Film Fund (see Note 7 of the consolidated financial statement) as two parallel subsidiaries (Legion M Film Fund - 1099, LLC, and Legion M Film Fund K1, LLC) to make investments in the distribution of projects from Legion M and our partners. There was no financial activity (other than legal formation costs) for the Legion M Film Fund in Fiscal 2025.

The consolidated financial statements include the accounts of all subsidiaries.

Revenue

Our revenue for the fiscal year ended December 31, 2025 ("Fiscal 2025") was $2,004,184, a 96% increase over our revenue of $1,024,059 during the fiscal year ended December 31, 2024 ("Fiscal 2024"). Revenue from Film and Film-Related Events increased to $1,740,998 for Fiscal 2025 from $807,633 for Fiscal 2024, primarily driving the increase in overall revenues. Consumer Product revenue also increased to $263,186 for Fiscal 2025 compared to $216,426 for Fiscal 2024.

The increase in revenue was primarily attributable to revenue from the distribution of My Dead Friend Zoe. Our primary sources of revenue in Fiscal 2024 was distribution, live event, and sponsorship revenue from the theatrical release of William Shatner: You Can Call Me Bill. In June 2024, the Company announced a partnership with Briarcliff Entertainment for U.S. distribution of My Dead Friend Zoe, and during 2025 Universal Pictures acquired the international distribution rights. The film was released theatrically in over 750 U.S. theaters in February 2025 and on video-on-demand in March 2025.

As noted above, due to the stage of Legion M's development and the inherent "lumpiness" of revenue associated with entertainment projects, we expect our revenue and sources of revenue to fluctuate from period to period.

Approximately $263,000 (about 13%) of our Fiscal 2025 revenue came from Consumer Products, which includes any revenue earned from sales and shipping of merchandise (shirts, pins, etc.) and media (i.e. DVD's, comic books, etc.) sold directly to consumers. This is a 22% increase in Consumer Products revenue compared to Fiscal 2024, in which approximately $216,000 (about 21%) of our total Fiscal 2024 revenue came from consumer products. The increase in Consumer Products revenue from Fiscal 2024 to Fiscal 2025 was primarily due to the Kickstarter campaign for the graphic novel for the Defiant feature film we have in development.

Costs of net revenue in Fiscal 2025 was $1,667,818 as compared to $1,396,935 costs of net revenue in Fiscal 2024. The increase in costs of net revenue was primarily driven by amortization of MDFZ capitalized production costs of approximately $809,500 upon the film's theatrical and VOD release in early 2025, Shatner documentary amortization of approximately $201,000, and ancillary MDFZ distribution costs. These were partially offset by lower Shatner P&A costs and the absence of live event COGS. The primary cost driver in Fiscal 2025 was amortization related to the release of My Dead Friend Zoe in early 2025.

Gross Profit

Accordingly, we had a gross profit of $336,366 in fiscal year 2025 compared with a gross loss of ($372,876) in fiscal year 2024. As stated above, at this stage in the Company's development we expect our revenue and margins to be volatile as we release new projects and develop new revenue streams.

Operating Expenses

For Fiscal 2025, total operating expenses were $5,306,096 compared to $3,170,948 in Fiscal 2024. The Fiscal 2025 figure reflects a $2,754,456 impairment of investments in productions. Our operating expenses consist of general and administrative expenses and sales and marketing. The decrease in other operating expenses was driven by many factors, including reduced sales and marketing expenses (down $224,000 or 18%) and general and administrative expenses (down $121,000 or 7%).

The largest factor in the increase of operating expenses was related to non-recurring items associated primarily with the MDFZ production, and to a lesser extent the William Shatner: You Can Call Me Bill documentary and certain legacy projects. The Company recorded aggregate impairment charges of $2,754,456 to write down film production costs to their estimated fair market value, comprised of $2,431,354 for MDFZ, $191,774 for the Shatner documentary, and $131,328 for legacy projects based on management's assessment that projected film revenues to date are insufficient to fully recover the carrying value of those assets. Concurrently, the Company recognized aggregate gains of $3,478,109 in other income (expense) on the partial release of related future production obligations, comprising $2,892,192 for MDFZ and $585,917 for the Shatner documentary. For further detail, see Notes 3, 4 and 5 to the consolidated financial statements.

Legion M follows GAAP standards for capitalizing costs on projects where we expect a financial return over time. As such, we periodically evaluate the anticipated returns of the "Investments in productions" included on our balance sheet based on the current market conditions and past performance of each project. In Fiscal 2025 and 2024 we had $2,754,456 and $274,315, respectively, in asset impairments related to changes in expected returns across different projects due to project performance and market conditions.

These capitalized costs represent "bets we still have on the table." It's impossible to predict with certainty what the financial return of a project will be. For example, the return on a feature film is typically dependent upon the success of the film, while the return on a TV project is often dependent upon the series being sold. Some returns can be realized in a matter of months, while others may take decades. In accordance with GAAP standards, production costs are stated at the lower of unamortized cost or estimated current market value on a production basis. Therefore, the asset balances on our balance sheet are estimates that may not be realizable in the future.

Other income (expense) relates to interest expense, interest income and financing fees. In Fiscal 2025, our other income (expense) increased to $3,429,297 from ($5,547) in Fiscal 2024. This increase in other income is primarily due to recognized aggregate gains of $3,478,109 on the contractual expiration or partial release of related future production obligations, partially offset by increase in interest expense from Fade to Black production financing. We incurred $48,812 in interest expense in Fiscal 2025 compared to $23,125 in Fiscal 2024. We had no interest income in Fiscal 2025 compared to $27,578 in Fiscal 2024. There were no financing fees in Fiscal 2025 compared to $10,000 in Fiscal 2024.

As a result of the foregoing factors, as well as other expenses, our net loss for Fiscal 2025 was $1,540,433 compared to our net loss of $3,549,371 in Fiscal 2024.

Historical results and cash flows:

2025 was a record revenue year for Legion M, continuing a multi-year streak of increasing revenue that we believe shows the growing value of the business we're building. Over the same period, we've kept our "core burn" (i.e. salaries, general administrative, and the costs of "running the company") relatively flat. In other words, we've stayed lean.

As described above, at this stage in the Company's development, we are focused on growing the size of our community and developing what we believe will become significant long-term competitive advantages. The revenue, margins, and profits of our business are important, but in many cases are not our primary considerations.That said, we believe our recent revenue growth shows that Legion M has entered a new financial era. Now that we've leveled-up to the point of producing movies we own (as opposed to making small investments in movies owned by others) and distributing/co-distributing movies,

 a single hit movie could fundamentally alter the trajectory of the company.

Hollywood is a "hit-driven business." We believe that if we take enough quality swings at quality pitches, eventually we'll hit one out of the park. At the same time, we're continuing to "level up," by investing in the foundational business models we believe will power the company over the long term.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 31, 2026, Legion M had total cash of $506,254 on a consolidated basis.

During fiscal year 2025, Fade to Black, LLC received $5,000 in short-term bridge loans and repaid $100,030 of short-term bridge loans. As of December 31, 2025, $699,970 of bridge loans remained outstanding.

In October 2024, Fade to Black, LLC entered into note purchase agreements with an aggregate principal of $550,000, for which the company received $500,000 in net proceeds. The notes bear interest (in the form of equity in Fade to Black, LLC) at 10% per annum and are payable one year after issuance. The Company recognized a debt discount of $50,000, of which

$32,500 was amortized during fiscal year 2025. As of December 31, 2025, the notes remain outstanding. Since the note is more than 180 days past due, the agreement provides that the lender may either continue accruing interest (in the form of equity in Fade to Black, LLC) at 20% per annum indefinitely until full repayment, or elect to convert the outstanding principal, premium, and unpaid accrued interest into Legion M stock at 50% of the applicable fair market value.

During 2024, Fade to Black, LLC received $800,000 in short-term bridge loans. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 11% per annum and the remaining $500,000 bear interest at 12% per annum. $100,030 of the loans were repaid during fiscal year 2025, leaving $699,970 outstanding as of December 31, 2025. Interest accrued on these loans during fiscal year 2025 was $81,449, which was unpaid as of December 31, 2025.

In January 2021, the Company received an EIDL loan in the amount of $48,200. This loan has an interest rate of 3.75% and a repayment period of 30 years. Payments for this loan began July 2022 and is $236 per month. The company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the company received an additional $101,700. The incremental monthly repayment is $516. The outstanding principal balance was $149,900 as of both December 31, 2025 and 2024.

During 2025, Legion M issued note purchase agreements for an aggregate principal of $360,000, for which the Company received $300,000 in net proceeds. The notes and accrued interest are payable one year after issuance. The Company recognized a debt discount of $60,000, of which $25,973 was amortized during 2025. As of December 31, 2025, the notes remain outstanding.

We do not currently have any other loans except as disclosed above. We have not committed to make any capital expenditures. We have no bank line of credit or other financings arranged aside from corporate credit cards.

In October 2024, Legion M completed our 9th round of equity crowdfunding, which raised over $6.5 million from more than 21,000 investors. In 2025, Legion M conducted its 10th round of equity crowdfunding at $2.10 per share. During fiscal year 2025, the Company received net proceeds of $2,523,219 from equity offerings. As of December 31, 2025, subscriptions receivable in escrow totaled $111,490.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations as they are necessary to support ongoing operations and projects.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, we expect 80% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for approximately -3 months. This is based on our other resources available and our current monthly rate of approximately $100,00 for expenses related to salaries and "core burn" expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 6-12 months. This is based on a current monthly burn rate of $100,000 for expenses related to salaries and "core burn" expenses.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Over time, we expect to launch many more additional rounds of equity crowdfunding. Our long-term goal is to have one million shareholders as owners of the company.

In addition, Legion M is investigating additional sources of funding (e.g. venture capital, private equity) that will allow us to scale more rapidly. We have Reg D offerings open for both Legion M Film Fund LLCs, and a Reg CF offering open for Legion M Film Fund - 1099, LLC.

Indebtedness

- Creditor: Fade to Black LLC Note Holders
  Amount Owed: $550,000.00
  Interest Rate: 10.0%
  Maturity Date: October 31, 2025
  Notes are secured against Fade to Black LLC (a wholly-owned subsidiary of Legion M). The Company recognized a debt discount of $50,000 in connection with the notes. As of May 15, 2026, the notes remain outstanding and are accruing interest at 20% per annum. The note holder also has the option to convert outstanding principal, premium, and unpaid accrued interest into Legion M stock at 50% of fair market value.

- Creditor: Bridge Loan Lenders to Fade to Black LLC
  Amount Owed: $699,970.00
  Interest Rate: 12.0%
  Loans are unsecured. Interest accrued through May 15, 2026 was approximately $124,000 (unpaid). Interest Rate is 11% per annum ($300,000 portion) and 12% per annum ($500,000 portion). Loan is due on demand (short-term bridge loans).

- Creditor: U.S. Small Business Administration (EIDL Loan)
  Amount Owed: $149,900.00
  Interest Rate: 3.75%
  Maturity Date: January 31, 2051
  Monthly payments of $752 ($236 + $516). Payments began July 2022.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $99,600,387.75

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation. The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. In making this calculation, we have assumed all outstanding options and warrants are exercised. In making this calculation we have not assumed any shares reserved for issuance under a stock plan are issued. The Company has no convertible securities outstanding.

Use of Proceeds

If we raise the Target Offering Amount of $19,998.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Legal & Accounting Fees
  20.0%
  Fees for legal and accounting required to launch the offering (estimated to be $20,000).

- Project and Operating Expenses
  71.5%
  Funds used by Legion M for projects, growth, operations, marketing, investor relations, fundraising, and other expenses related to Legion M's business activities.

If we raise the over allotment amount of $999,999.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  8.5%

- Legal & Accounting Fees
  2.0%
  Fees for legal and accounting required to launch the offering (estimated to be $20,000).

- Project and Operating Expenses

59.5%

Funds used by Legion M for projects, growth, operations, marketing, investor relations, fundraising, and other expenses related to Legion M's business activities.

- Marketing Fund
  30.0%
  Money used for discretionary costs of marketing of Legion M projects and fundraising, including money spent to promote this offering.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.legionm.com (legionm.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/legionm-cf4

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR LEGION M ENTERTAINMENT, INC.

[See attached]

ITEM 7. CONSOLIDATED FINANCIAL STATEMENTS


Legion M Entertainment, Inc.

A Delaware Corporation

Consolidated Financial Statements and Independent Auditor's Report

December 31, 2025 and 2024

23


Legion M Entertainment, Inc.


TABLE OF CONTENTS



F-1

INDEPENDENT AUDITORS' REPORT


To the Stockholders, Management and Investors
Legion M Entertainment, Inc.

Opinion

We have audited the accompanying consolidated financial statements of Legion M Entertainment, Inc. (a Delaware corporation, the "Company"), which comprise the consolidated balance sheets as of December 31, 2025 and 2024, and the related consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2025 and 2024, and the consolidated results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company incurred net losses and cash used in operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*

Newport Beach, California
April 30, 2026

Legion M Entertainment, Inc.
Consolidated Balance Sheets
As of December 31, 2025 and 2024

	December 31,	
	2025	2024
ASSETS		
Current assets:		
Cash	$ 789,082	$ 249,562
Accounts receivable	41,413	-
Subscriptions receivable in escrow	111,490	16,977
Other receivable	7,755	9,713
Inventory	59,428	74,271
Prepaid expenses and other current assets	42,286	67,054
Total current assets	1,051,454	417,577
Property and equipment, net	1,780	1,655
Investments in productions, net	5,001,050	7,294,553
Total assets	$ 6,054,284	$ 7,713,785
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 616,994	$ 248,871
Deferred revenue	683,833	752,339
Accrued expenses	185,214	94,349
Loans payable, current	1,561,317	1,317,500
Total current liabilities	3,047,358	2,413,059
Future production obligations	2,059,357	5,821,166
Loan payable	149,900	149,900
Total liabilities	5,256,615	8,384,125
Stockholders' equity (deficit)		
Class A common stock, $0.0001 par, 170,000,000 authorized, 22,299,901 and 20,495,908 issued and outstanding at December 31, 2025 and 2024, respectively	2,230	2,050
Class B common stock, $0.0001 par, 30,000,000 authorized, 16,492,620 issued and outstanding, 16,465,900 vested at both December 31, 2025 and 2024	1,649	1,649
Additional paid-in capital	25,941,071	22,932,809
Accumulated deficit	(25,147,281)	(23,606,848)
Total stockholders' equity (deficit)	797,669	(670,340)
Total liabilities and stockholders' equity (deficit)	$ 6,054,284	$ 7,713,785

See accompanying notes, which are an integral part of these consolidated financial statements.

F-4

Legion M Entertainment, Inc.
Consolidated Statements of Operations
For the years ended December 31, 2025 and 2024

	Year Ended December 31,	
	2025	2024
Revenue	$ 2,004,184	$ 1,024,059
Cost of revenue	1,667,818	1,396,935
Gross profit (loss)	336,366	(372,876)
Operating expenses:		
General and administrative	1,539,860	1,660,748
Sales and marketing	1,011,780	1,235,885
Investments in productions impairment	2,754,456	274,315
Total operating expenses	5,306,096	3,170,948
Loss from operations	(4,969,730)	(3,543,824)
Other income (expense):		
Interest expense	(48,812)	(23,125)
Interest income	-	27,578
Financing fees	-	(10,000)
Gain on removal of future production obligations	3,478,109	-
Total other income (expense), net	3,429,297	(5,547)
Net loss	$ (1,540,433)	$ (3,549,371)
Weighted average number of common shares outstanding - basic and diluted	37,890,525	35,719,374
Net loss per common share - basic and diluted	$ (0.04)	$ (0.10)

See accompanying notes, which are an integral part of these consolidated financial statements.

F-5

Legion M Entertainment, Inc.
Consolidated Statements of Changes in Stockholders' Equity (Deficit)
For the years ended December 31, 2025 and 2024

	Common Stock				Additional		Total
	Class A		Class B		Paid-in	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Capital	Deficit	Equity (Deficit)
Balances at December 31, 2023	18,597,935	$ 1,860	16,492,620	$ 1,649	$20,216,722	$ (20,057,477)	$ 162,754
Common stock issuances:							
Class A ($1.65 issue)	1,696,287	170	-	-	2,798,704	-	2,798,874
Bonus Shares	201,686	20	-	-	332,762	-	332,782

Stock based compensation	-	-	-	-	186,995	-	186,995
Offering costs	-	-	-	-	(261,396)	-	(261,396)
Share bonuses	-	-	-	-	(340,978)	-	(340,978)
Net loss	-	-	-	-	-	(3,549,371)	(3,549,371)
Balances at December 31, 2024	20,495,908	2,050	16,492,620	1,649	22,932,809	(23,606,848)	(670,340)
Common stock issuances:							
Class A - Round 10 ($2.10)	1,422,236	142	-	-	2,904,849	-	2,904,991
Class A - CF3 ($2.10)	181,771	18	-	-	381,701	-	381,719
Bonus Shares	199,986	20	-	-	419,951	-	419,971
Stock based compensation	-	-	-	-	247,806	-	247,806
Offering costs	-	-	-	-	(526,094)	-	(526,094)
Share bonuses	-	-	-	-	(419,951)	-	(419,951)
Net loss	-	-	-	-	-	(1,540,433)	(1,540,433)
Balances at December 31, 2025	22,299,901	$ 2,230	16,492,620	$ 1,649	$25,941,071	$ (25,147,281)	$ 797,669

See accompanying notes, which are an integral part of these consolidated financial statements.

F-6

Legion M Entertainment, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024

	Year Ended December 31,	
	2025	**2024**
Cash flows from operating activities:		
Net loss	$(1,540,433)	$(3,549,371)
Adjustments to reconcile net loss to net cash used in operating activities:		
Inventory impairment	-	119,553
Impairments of film production and project costs	2,754,456	274,315
Gain on removal on future production obligation	(3,478,109)	
Amortization of film production costs	1,010,161	326,074
Stock-based compensation	247,806	186,995
Amortization of debt discount	38,847	17,500
Bad debt	-	98,730
Depreciation	1,425	2,391
Changes in operating assets and liabilities:		
Accounts receivable	(41,413)	2,960
Other receivable	1,958	(1,434)
Inventory	14,843	(66,113)
Prepaid expenses and other current assets	24,768	18,072
Film production and project costs	(971,114)	(3,528,671)
Accounts payable	(131,877)	(62,359)
Deferred revenue	74,398	(20,488)
Accrued expenses	90,865	30,647
Net cash used in operating activities	(1,903,419)	(6,151,199)
Cash flows from investing activities:		

Purchase of property and equipment	(1,550)	-
Loan receivable	-	180,000
Net cash provided by (used in) investing activities	(1,550)	180,000
Cash flows from financing activities:		
Proceeds from future production obligations	694,467	1,201,137
Repayment of future production obligations	(978,167)	-
Proceeds from loan payable	305,000	1,300,000
Repayment of loan payable	(100,030)	-
Proceeds from issuance of Class A common stock	3,192,217	3,141,311
Offering costs	(668,998)	(261,396)
Net cash provided by financing activities	2,444,489	5,381,052
Net change in cash	539,520	(590,147)
Cash at beginning of year	249,562	839,709
Cash at end of year	$ 789,082	$ 249,562
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 8,272	$ -
Cash paid for income taxes	$ -	$ -
Supplemental disclosure of non-cash investing and financing activities:		
Gift cards issued in stock offering recorded to deferred revenue	$ -	$ 265,020

See accompanying notes, which are an integral part of these consolidated financial statements.

F-7

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Legion M Entertainment, Inc. (the "Company" or "Legion M"), is a corporation organized March 4, 2016 under the laws of Delaware. The Company was formed as a fan-owned entertainment company. The Company partners with creators and other entertainment companies -- from independent filmmakers to large Hollywood studios -- to develop, produce, distribute, market and monetize entertainment content including movies, television shows, digital content, live events, and more.

MDFZ, LLC ("MDFZ") is a limited liability company formed on April 28, 2023 under the laws of California. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "My Dead Friend Zoe." MDFZ is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

Fade to Black LLC (the "Fade to Black") is a limited liability company formed on June 26, 2024 (inception) under the laws of Delaware. The Company is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK." The Company is headquartered in Los Angeles, California and is a wholly owned subsidiary of the parent, Legion M.

Legion M Film Fund-1099, LLC (the "1099 Fund") and Legion M Film Fund-K1, LLC (the "K1 Fund", and together with the 1099 Fund, the "Film Fund") are Delaware limited liability companies formed on December 22, 2025, and were established as parallel vehicles to make investments in film and related media projects. The Film Fund is headquartered in Los Angeles, California and both LLCs are wholly owned subsidiaries of the parent, Legion M. The investment objective of the Film Fund is to deliver consistent, risk-managed returns by investing in distribution of film and related media projects, including Legion M-led releases and Legion M-facilitated participation in third-party projects. The Film Fund is managed by Jeff Annison and Paul Scanlan, the founders and executives of Legion M. The 1099 Fund is structured to be taxed as a corporation and issues Forms 1099 to its investors, while the K1 Fund is structured as a partnership and issues Schedule K-1s. Each Fund LLC is authorized to issue a single class of limited liability company membership interests to its members. The 1099 Fund has a Regulation CF offering (via DealMaker Securities LLC) and a concurrent Regulation D offering. The K1 Fund has a separate Regulation D offering available only to accredited investors.

The financial statements of Legion M, MDFZ, Fade to Black, and the Film Fund are consolidated (see Note 3).

NOTE 2: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has no profit since inception, incurred negative operating cash flows, and has sustained net losses of $1,540,433 and $3,549,371 for the years ended December 31, 2025 and 2024, respectively. The Company has accumulated deficit of $25,147,281 as of December 31, 2025. The Company expects near-term revenue from various projects and investment proceeds. However, the Company's ability to continue as a going concern for the next twelve months is dependent upon its plan to raise more capital from investors. The Company has successfully raised more than $25,000,000 over ten rounds of funding (including Round 10s, which is closed in January 2026), with an expectation to continue raising money in the future. No assurance can be given that the Company will be successful in these future fundraising efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time without raising additional funding. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Legion M as well as its subsidiaries required to be consolidated under accounting principles generally accepted in the United States of America ("GAAP"). Significant intercompany accounts and transactions have been eliminated upon consolidation. The Company's MDFZ, Fade to Black, and Film Fund subsidiaries (see Note 5) are included in the consolidated financial statements.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

F-8

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates. Significant estimates inherent in the preparation of the accompanying consolidated financial statements include useful lives and impairment of film production costs, impairment of inventory, distinguishing liabilities from equity, valuation of future production obligations based on estimates of future revenues, and fair value of stock options and warrants. Any adjustments applied to estimates are recognized in the period in which such adjustments are determined.

Change in Presentation

During 2025, the Company reclassified certain expenses, including compensation and benefits, legal and professional, and depreciation, into General and Administrative expenses to better align with its current presentation. This reclassification had no impact on total expenses, net loss, or cash flows. Prior period amounts have been reclassified to conform to the current presentation.

Cash Equivalents

For the purpose of the consolidated statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. As of December 31, 2025 and 2024, the cash balance exceeded the FDIC insured limits by $241,117 and $0, respectively.

Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. Accounts receivable, net of allowance for doubtful accounts was $41,413 and $0 as of December 31, 2025 and 2024, respectively. The balance at December 31, 2025 consists primarily of amounts due from distribution partners. During the year ended December 31, 2024, a full allowance for doubtful accounts of $98,730 was recorded. As of December 31, 2025, the Company had reserve for allowance of $95,000 for doubtful accounts.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders' equity (deficit) on the consolidated balance sheet.

Other Receivables

Other receivables are primarily due from payment processors and gateways (e.g. Paypal, Stripe).

Inventory

Inventories are comprised of merchandise (t-shirts, collectibles, hats, etc.) that are used for marketing and/or for sale in the Legion M store (shop.legionm.com). Inventories are stated at the lower of cost or market value. Cost is determined using the average costing method. Inventory balances as of December 31, 2025 and 2024 were $59,428 and $74,271, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management's estimated forecast of product demand. As a result of that review, the net realizable value of the inventory has been reduced and $0 and $119,553 was recorded as costs of net revenues on the consolidated statement of operations as an asset impairment during the years ended December 31, 2025 and 2024, respectively.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Film Production and Project Costs

In accordance with ASC 926, "Entertainment—Films" ("ASC 926"), the Company capitalizes costs associated with the production, including development costs, direct costs, and production overhead. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $10,000 before capitalizing the costs.

Film production costs are amortized using the individual-film-forecast-computation method, which amortizes such costs in the same ratio that current period actual revenue (numerator) bears to estimated remaining unrecognized ultimate revenue as of the beginning of the current fiscal year (denominator). In this way, in the absence of changes in estimates, film costs are amortized in a manner that yields a constant rate of profit over the ultimate period. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. We regularly review, and revise when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Film production and project costs are stated at the lower of unamortized cost or estimated fair value on a production / project basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company's financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting our results of operations and financial condition.

In assessing the potential impairment of these investments, the Company considers the forecasted financial performance of the investee productions and the volatility inherent in the external markets, where available. If these forecasts are not met or market values indicate an other-than-temporary decline in value, impairment charges may be required.

Consistent with this guidance, the Company reduced the expectations on certain projects. The fair value of the film production and project costs was reduced and $2,754,456 and $274,315 was recorded as an impairment loss on the consolidated statements of operations as an asset impairment during the years ended December 31, 2025 and 2024, respectively.

Property and Equipment

The Company has a policy to capitalize expenditures with useful lives in excess of one year and costs exceeding $1,000. Property and equipment is stated at cost less accumulated depreciation. The cost of additions and substantial improvements to property and equipment is capitalized. The cost of maintenance and repairs of property and equipment is charged to operating expenses. Property and equipment is depreciated using straight-line methods over their estimated economic lives of 5 years. Property and equipment is reviewed for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No assets were impaired as of December 31, 2025 and 2024. Depreciation expense totaled $1,425 and $2,391 for the years ended December 31, 2025 and 2024, respectively.

| | December 31, | |
	2025	2024
Original cost	$ 60,320	$ 58,769
Accumulated depreciation	(58,540)	(57,114)
Property and equipment, net	$ 1,780	$ 1,655

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Loan Receivable

In 2023, the Company loaned $180,000 to a production, which was repaid during the year ended December 31, 2024. As of December 31, 2025, no amount is outstanding.

Future Production Obligations

The Company records future production obligations as financial liabilities for investment proceeds received from outside investors for specific film productions. Investors are entitled to return of their investment plus a fixed premium and contingent backend participation, payable exclusively through a contractual waterfall administered by a Collection Account Manager. Investors have no ownership interest, no management rights, and no recourse to the Company's general assets — repayment is conditioned entirely on the availability of film revenues flowing through the waterfall to the investor position. The Company has not elected the Fair Value Option under ASC 825-10 for these instruments. See Notes 4 to 7 for additional detail.

All proceeds for investment received are accounted for as financial liabilities under ASC 470 – *Debt* as noted below:

Initial recognition: The liability is initially recognized at the fair value of consideration received (cash investment proceeds) in accordance with ASC 470-10-25-1 and 2 and subsequently reduced as investor repayments are made through the waterfall.

Derecognition: Because the obligation to pay investors is conditioned entirely on the availability of waterfall proceeds, the liability is subject to derecognition under ASC 405-20-40-1(b) when management determines that projected film revenues are lower than previous estimates. In those circumstances, the future production obligation (i.e., the amount owed to investors) is reduced, and the excess liability is removed from the balance sheet.

The difference between the carrying amount derecognized and any consideration paid is recognized as a gain in the period of determination. During the year ended December 31, 2025, management's annual revenue assessment determined that projected revenues from *My Dead Friend Zoe* are lower than the amount of consideration paid. Accordingly, $2,892,192 of the MDFZ future production obligation has been derecognized, with a corresponding gain recognized in the consolidated statements of operations. A residual liability of $164,590, representing the net present value of amounts projected to be paid to investors through the waterfall, is retained on the consolidated balance sheet. The film asset has been simultaneously written down by $2,431,354 to its estimated fair value of $118,944 under ASC 926-20-35-12.

For the *William Shatner: You Can Call Me Bill* documentary and certain legacy projects, the Company recorded aggregate impairment charges of $191,774 to write down film production costs to their estimated fair value and $131,328 for legacy projects based on management's assessment that projected film revenues to date are insufficient to fully recover the carrying value of those assets. During the year ended December 31, 2025, management's annual revenue assessment determined that projected revenues from *William Shatner: You Can Call Me Bill* are lower than the amount of consideration paid. Accordingly, $585,917 of the *William Shatner: You Can Call Me Bill* future production obligation has been derecognized, with a corresponding gain recognized in the consolidated statements of operations. A residual liability of $0, representing the net present value of amounts projected to be paid to investors through the waterfall, is retained on the consolidated balance sheet.

Fair Value of Financial Instruments

The Company discloses fair value information about financial instruments based upon certain market assumptions and pertinent information available to management. Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate fair value.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Film revenue includes revenue from the production and distribution of films, as well as release partnerships and film related events and sponsorships. Film revenue is recognized at a point in time when the relevant performance obligation (the sale or distribution of the film, film event or sponsorship obligation) has been fulfilled. Prior to the digital release of licensed content, the Company might provide the option to release content as part of a theatrical release. Revenue from these events is recognized at a point in time – when the theatrical showing takes place. The Company will negotiate the terms of the theatrical distribution window (ranging from a few weeks to a few months), profit sharing percentage, and collection terms with the theater owners prior to the release. Theatrical release revenue fluctuates depending on the timing and scale of theatrical showings.

Revenue from consumer products is recognized at a point in time when the merchandise is shipped.

The following is a disaggregation of revenue:

	Year Ended December 31,

	2025	2024
Film and Film Related Events Revenue	$ 1,740,998	$ 807,633
Consumer Products	263,186	216,426
Revenues	$ 2,004,184	$ 1,024,059

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Deferred Revenue

Deferred revenue is recorded for payments received that have not yet been earned. Deferred revenue was $683,833 and $752,339 as of December 31, 2025 and 2024, respectively. For both years, these balances comprised primarily outstanding gift cards for merchandise sales attributable to investor rewards (see Note 9).

The Company records a provision for gift cards issued pursuant to its crowdfunding offerings. As of December 31, 2025 and 2024, deferred revenue included $543,002 and $570,658 in gift cards outstanding, respectively.

The Company evaluates unused gift card balances for breakage after a period of two years. Historically, gift cards have been issued in connection with equity financing transactions; accordingly, estimated breakage is recognized as an increase to additional paid-in capital rather than as revenue. During the years ended December 31, 2025 and 2024, the Company recognized gift card breakage of $142,904 and $253,747, respectively.

Stock-Based Compensation

The Company measures employee stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years. Tax returns through 2024 have been filed, and tax years 2022 through 2024 remain subject to examination by U.S. federal, state and local taxing authorities. The Company is not presently subject to any income tax audit in any taxing jurisdiction. MDFZ and Fade to Black are a limited liability company and do not incur taxes, instead, passing their taxable income or losses to the Company.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2025 and 2024, the Company had total taxable net operating loss carryforwards of approximately $21,916,723 and $22,604,652, respectively. The Company pays Federal and California income taxes at rates of approximately 21.0% and 7.0% (net of federal benefit), respectively, and has used an effective blended rate of approximately 28.0% to derive net deferred tax assets of approximately $6,842,542 and $6,965,703 as of December 31, 2025 and 2024, respectively. The Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward. Accordingly, the Company recorded a full valuation allowance against its deferred tax assets as of December 31, 2025 and 2024. Deferred tax assets and liabilities resulted from net operating losses, depreciation/amortization, organizational costs, deferred revenue and stock-based compensation.

The following table presents a reconciliation of the statutory federal income tax rate to the Company's effective income tax rate, including both the rate and amount of each reconciling item, for the years ended December 31, 2025 and 2024:

	31-Dec-25 Rate	Amount	31-Dec-24 Rate	Amount
Federal statutory rate	21.0%	(323,491)	21.0%	(747,109)
State income tax, net of federal benefit	7.0%	(107,578)	7.0%	(248,453)
Permanent differences:				
Investments in productions impairment	-50.0%	770,796	-2.2%	76,763
Inventory impairment	0.0%	-	-0.9%	33,455
Offering costs (charged to equity)	9.5%	(147,220)	2.1%	(73,148)
Meals & entertainment	0.0%	-	0.0%	-
Total permanent differences	**-40.5%**	**623,576**	**-1.0%**	**37,070**
Temporary differences (stock-based compensation)	-4.5%	69,345	-1.5%	52,328
Change in valuation allowance	17.0%	(261,852)	-25.5%	906,164
Effective income tax rate / provision	**0.0%**	**-**	**0.0%**	**-**

	December 31,	
	2025	**2024**
Deferred tax asset:		
Stock based compensation	709,453	640,108
Net operating loss carryforward	6,133,089	6,325,595
Net deferred tax asset	6,842,542	6,965,703
Less: Valuation allowance	(6,842,542)	(6,965,703)
Net deferred tax asset	$ -	$ -

	December 31,	
	2025	**2024**
Statutory tax rate:		
U.S.	21.0%	21.0%
State taxes	7.0%	7.0%
Change in valuation allowance	-28%	-28%
Effective tax rate	0%	0%

The change in valuation allowance for the years ended December 31, 2025 and 2024 was ($123,161) and $319,467, respectively.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2025 and 2024, the Company recognized no interest or penalties.

Effective for the year ended December 31, 2025, the Company adop...

Total dilutive securities	5,336,630	5,211,630

As of December 31, 2025, the number of shares on conversion of loan payable is indeterminable.

As all potentially dilutive securities are anti-dilutive as of December 31, 2025 and 2024, diluted net loss per share is the same as basic net loss per share for each year.

Segment Reporting

The Company operates as a single reportable segment, consistent with the adoption of Accounting Standards Update ("ASU") No. 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The Chief Operating Decision Makers ("CODMs"), the Chief Executive Officer and President, evaluate the Company's financial performance and allocates resources based on consolidated financial results. The Company does not manage its operations or prepare financial information on a disaggregated basis beyond the consolidated level for internal reporting purposes.

The CODMs review consolidated operating results, primarily focusing on revenue, operating income (loss), and key expense categories to assess performance and make strategic decisions. The single reportable segment derives its revenue as described above, Segment profit or loss is measured consistently with the consolidated operating income (loss) presented in the consolidated statements of operations.

In accordance with ASU 2023-07, the significant expense categories regularly provided to the CODM as part of the consolidated financial review include cost of revenue, selling and marketing and general and administrative expenses. The amounts for these categories are included in the consolidated statements of operations. These expenses represent the primary financial measures used by the CODM to evaluate operational efficiency and resource needs. No other significant expense categories or performance metrics are regularly provided to the CODM on a disaggregated basis.

The Company's accounting policies for segment reporting are consistent with the significant accounting policies described in this note.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 4: WILLIAM SHATNER: YOU CAN CALL ME BILL

The Company conducted a Regulation Crowdfunding offering and a concurrent Regulation D offering (the "Shatner Offering") in the first quarter of 2023 in which it raised approximately $750,000 from the sale of securities called "Shatner Shares". Holders of the Shatner Shares have the right to receive a portion of the Net Picture Revenue (as defined in waterfall below) generated by the documentary film *William Shatner: You Can Call Me Bill* (the "Picture"). The Shatner Offering was conducted through the William Shatner Documentary I (the "SPV"), a series of Wefunder SPV, LLC, a Delaware limited liability company (the "LLC") and a special purpose investment vehicle exempt from registration under the Investment Company Act pursuant to Rule 270.3a-9 promulgated under that Act. The SPV will used the funds received to purchase an equivalent amount of Shatner Shares, which it will hold on behalf of the investors in this offering. The SPV has no purpose other than to hold the Shatner Shares issued by the company and pass through the rights related to the Shatner. A portion of the funds raised were used to repay the Company. The remainder of the funds are used to pay any costs incurred for and by the production.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

As of December 31, 2025 and 2024, the Company included $0 and $750,000, respectively, from the sale of Shatner Shares in future production obligations on the consolidated balance sheet. During the year ended December 31, 2025, the Company disbursed $164,920 to Shatner Shares investors through the contractual waterfall and recognized a $585,917 gain on the release of the Shatner future production obligation under ASC 405-20-40-1(b), reflecting the portion of the obligation that the Company estimates will not be paid based on the impairment of the underlying film asset.

Operative Waterfall

"Proceeds" is defined as all monies earned by exhibition, distribution and exploitation of the documentary, including ancillary income, merchandising income, and licensing of the same.

"Net Profits" is defined as all revenue received by Legion M Entertainment Inc. from the distribution of the film after standard 3rd party fees. For the purpose of clarity, "Net Profits" do not include "Legion M Retail Sales" or "Legion M Ticket Bundle" as described in the Regulation CF offering's subscription agreement.

"Gross Picture Revenue" does not include revenue not generated directly by the Picture, including:

1) Any revenue generated from music rights to Mr. Shatner's songs used in the film.

2) Any fees charged by Mr. Shatner for autographs, appearances, photos, meet and greets, etc., even when performed at screenings of, or events related to, the Picture.

3) Any revenue earned by Legion M, Mr. Shatner, or Exhibit A from other projects other than the Picture.

Waterfall

1.) First, sales representatives and/or distributor(s) take fees, costs and expenses "off the top" prior to payment of proceeds to Legion M.

2.) Second, payment of any 3rd party expenses will be deducted. This includes sales commissions, distribution and marketing expenses, merchandise and events COGS, legal fees, accounting fees, administrative fees (including anticipated future costs such as taxes and residuals), as well as any other valid 3rd party fees or expenses related to the production, distribution, or exploitation of The Picture.

3.) Third, 100% of revenue (if any) after step (2) will be distributed proportionally to owners of Shatner Shares until those investors have recouped 100% of their initial investment.

4.) Fourth, Net Profits remaining after step (3) will be split as follows:

a. 33% will be distributed to owners of Shatner Shares, pro rata and on a pari passu basis

b. 67% will be distributed to the producers of the film as follows:

    i. Recoupment of deferrals:

        a. 78.57% to Melis Productions Inc. until Mr. Shatner's deferred fee of $550,000 is fully paid; and

        b. 21.43% to Legion M until Legion M's deferred fee of $150,000 is fully paid; then

    ii. After deferrals are fully recouped, Producers split net proceeds as follows:

        a. 33% goes to Exhibit A Pictures

        b. 33% goes to Melis Productions Inc.

c. 33% goes to Legion M

As of December 31, 2025 and 2024, the Company had $0 and $392,433 in Shatner documentary film production costs, net of amounts amortized to cost of revenues and impairments, respectively, on the consolidated balance sheets. During the year ended December 31, 2025, the Company recognized $200,659 of amortization expense within cost of revenue and a $191,774 impairment under ASC 926-20-35-12, fully writing down the carrying value of the Shatner documentary asset.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

NOTE 5: MY DEAD FRIEND ZOE

MDFZ, LLC is a special purpose vehicle which was formed to produce the feature film entitled "My Dead Friend Zoe." MDFZ raised $3,870,029 in financing through December 31, 2025, comprised of $777,075 from a Regulation D investment on WeFunder, $773,954 in Regulation CF investments on WeFunder, $2,259,000 through Regulation D under private investments. The Company incurred $108,047 in additional fees pertaining to the financings. As of December 31, 2025 and 2024, the Company had $164,590 and $3,870,029, respectively, in future production obligations on the consolidated balance sheet pertaining to MDFZ. During the year ended December 31, 2025, the Company repaid $813,248 to MDFZ investors and recognized a gain of $2,892,192 on the contractual expiration of the remaining MDFZ investor obligation under ASC 405-20-40-1(b). See Note 3 for additional detail.

WeFunder investments and private investments through Reg D carry a 20% premium to be paid out of the waterfall, secured via worldwide sales and recouped as further described in the waterfall described below.

Backend Revenue shall derive from investor's equity share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement for the picture. If debt lenders require a backend position for a reduction in debt costs, investor agree that such points shall come out of the Investor Backend upon investor's prior, written approval. For the purpose of clarity, if the final investment amount is $500,000, the investor will be entitled to recoup $500,000 + 20% = $600,000 total recoupment +20% of 50% of the backend (which would be the investor's share of Investor Backend on a pro rata, pari passu basis for a $2.5 million budget.

Operative Waterfall

All revenue derived from the exploitation of the "My Dead Friend Zoe", and all ancillary rights thereof, in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be paid to a collection account managed by an approved collection account manager ("CAM") and distributed per a collection account management agreement (the "CAMA") in the following manner and order:

1. First, to the CAM in payment of the CAM company's remuneration and the actual, verifiable CAM expenses as outlined in a CAM agreement, as applicable; and thereafter

2. to fund the residuals set-aside; and thereafter

3. towards the payment of additional union payments, if any; and thereafter

4. to the sales agent for payment of the sales fee and sales expenses; and thereafter

5. as a reserve to the production company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance; and thereafter

6. if applicable, to debt investors in payment of any principle or interest due on any applicable loan against the picture, tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter

7. if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and Producers (as applicable); and thereafter

8. to the equity investors, including investor, on a pro rata, pari passu basis, in payment of the equity investments, including the investment amount, plus premiums thereon; and thereafter

9. on a pro rata and pari passu basis, to the third-party talent deferments approved by Investor, if any; and thereafter

10. to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits; and thereafter

11. the remaining balance shall be considered "Net Profits" and shall be allocated on a pari passu as follows:

    a. 50% shall be deemed Investor's Net Profits and shall be paid to the investors and allocated on a pro rata, pari passu basis on the basis of their investment amount;

    and

    b. 50% shall be deemed producer's net profits and shall be allocated on a pari passu basis.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

As of December 31, 2025 and 2024, MDFZ had $118,944 and $3,263,157, respectively, in film production costs on the consolidated balance sheets. During 2025, the Company recognized an impairment of $2,431,354 under ASC 926-20-35-12. During 2025, the Company recorded amortization of $809,502.

NOTE 6: FADE TO BLACK

Fade to Black LLC is a special purpose vehicle which was formed to produce a feature film currently entitled "FADE TO BLACK". Through December 31, 2025, Fade to Black raised approximately $2,696,000 in financing (as described below), comprised of $800,000 from short-term loans, $500,000 from note purchase agreements and $1,895,604 through Regulation D investments. Fade to Black raised $561,137 in Regulation D investments on WeFunder and the remaining $640,000 in Regulation D issuances through private investments. In 2025, Fade to Black raised $694,468 in Regulation CF investments from WeFunder. As of December 31, 2025, the Company had $1,895,604 in future production obligations and approximately $1,250,000 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black. As of December 31, 2024, the Company had $1,201,137 in future production obligations and approximately $1,250,000 in outstanding loans payable on the consolidated balance sheet pertaining to Fade to Black.

The Regulation D and CF investments ("Regulation Investment") shall carry a 20% premium (the "Premium"); both the Regulation Investment and the Premium shall be paid out of the waterfall described below. Backend revenue shall derive from investor's share of the "Investor Backend" (defined as 50% of 100% of all available backend (defined as "Investor's Net Profits" in the waterfall)) on a pro rata, pari passu basis with other equity investors to be paid in perpetuity and in accordance with the collection account management agreement ("CAMA") for "Fade to Back" (defined below). For example and for the purpose of clarity, if investor's investment amount is $10,000 on a budget of $3,000,000, then investor will be entitled to recoup $10,000 + 20% = $12,000 total recoupment + 0.33% of 50% of the backend (which would be the investor's share of investor backend on a pro rata, pari passu basis for a $3,000,000 budget).

Operative Waterfall

All revenue derived from the exploitation of "Fade to Black" (and/or any rights therein and/or elements thereof), and all ancillary rights thereof (including so-called "rights payments" (fixed and contingent) to be negotiated on an arm's length basis for the derivative rights to the "Fade to Black" but, for the avoidance of doubt, excluding any other revenue from the exploitation of any derivative productions), from all sources and in any and all media now known or hereafter devised, throughout the world, in perpetuity ("Collected Gross Receipts") shall be disbursed in the following order and priority on a cumulative and continuing basis (to the extent said amounts have not already been paid or repaid from any other source, in which case the relevant party or company shall as soon as reasonably possible notify the collection agent of such occurrence, or, with respect to residuals, such residuals have been paid through some other source as notified to the collection agent in writing by the guilds):

First, to the collection agent in payment of its remuneration and expenses as outlined in the CAMA; and thereafter to fund a customary "residuals set-aside" (as such term is customarily defined in customary collection account management agreements); and thereafter towards the payment of any customary "additional union payments" (as such term is customarily defined in customary collection account management agreements), if any; and thereafter to the sales agent(s) for payment of their respective sales fees, and any actual, verifiable, reasonable, customary, third party, out-of-pocket sales expenses, delivery expenses, marketing expenses, and if applicable, a market overhead charge, and thereafter as a reserve to Company not to exceed $15,000 per year, for actual, verifiable, third-party tax and corporate maintenance, provided such reserve shall be liquidated annually; and thereafter if applicable, to debt lenders in payment of any principle or interest due on any applicable loan against "Fade to Black" tax credit loan, or if in the case of a tax credit shortfall, to repay such shortfall to the tax credit lender; and thereafter if applicable, on a pro rata and pari passu basis, to the budgeted line item deferments by the writers, director and producers (as applicable); and thereafter to the equity financiers on a pro rata, pari passu basis, in payment of the equity investments, plus contractual returns thereon; and thereafter on a pro rata and pari passu basis, to the third-party talent deferments, if any; and thereafter to actors, as applicable, for their streaming or box office bonuses, which are applicable against their Net Profits (as defined below); and thereafter the remaining balance shall be considered "Net Profits" and shall be allocated as follows:

a. 50% shall be deemed the "financier pool" and shall be paid to equity financiers and allocated on a pro rata, pari passu basis on the basis of their respective investment amounts; and

b. 50% shall be deemed the "producer pool" and shall be allocated on a pro rata, pari passu basis to the parties entitled thereto.

The feature film currently titled "FADE TO BLACK" wrapped filming in the fourth quarter of 2024. As of the issuance date of these financial statements, the film is in post-production.

As of December 31, 2025 and 2024, Fade to Black had $3,671,952 and $3,362,480, respectively, in film production costs on the consolidated balance sheets.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

Financings

In October 2024, Fade to Black issued note purchase agreements for aggregate principal of $550,000, for which the Company received $500,000 in net proceeds. The notes bear interest (in the form of equity in Fade to Black, LLC) at 10% per annum and, together with accrued interest, are payable one year after issuance. The Company recognized a debt discount of $50,000 in connection with the notes, of which $17,500 was amortized during 2024 and $32,500 was amortized during 2025. As of December 31, 2025, and as of the issuance date of these financial statements, the notes remain outstanding. Since the note is more than 180 days past due, the agreement provides that the lender may either continue accruing interest (in the form of equity in Fade to Black, LLC) at 20% per annum, or 1.666% per month, indefinitely until full repayment, or elect to convert the outstanding principal, premium, and unpaid accrued interest into Legion M stock at 50% of the applicable fair market value.

During 2024, Fade to Black received $800,000 in short-term bridge loans. The loans are unsecured and due on demand. Of the amounts received, $300,000 of the loans bear interest at 11% per annum and the remaining $500,000 bear interest at 12% per annum. During the year ended December 31, 2025, the Company repaid $100,030. As of December 31, 2025 and 2024, $699,970 and $800,000, respectively, of the loans outstanding. Interest accrued on these loans during the years ended December 31, 2025 and 2024 was $81,449 and $17,162, respectively, which was unpaid as of December 31, 2025.

During 2025, Fade to Black issued short-term loan for principal amount of $5,000. The loan and accrued interest are payable one year after the issuance. The loan bear interest at 12% per annum. As of the issuance date of these financial statements, the loan is outstanding.

NOTE 7: LEGION M FILM FUND

The Film Fund LLCs are managed by Jeff Annison and Paul Scanlan. The 1099 Fund is taxed as an association taxable as a corporation and issues Forms 1099 to investors. The K1 Fund is structured as a partnership and issues Schedule K-1s. Each Fund is authorized to issue a single class of non-voting limited liability company membership interests; all voting power is held by Legion M through a single Voting Interest.

The 1099 Fund has a Regulation CF offering (via DealMaker Securities LLC) with a target offering amount of $108,500 and a maximum offering amount of $651,000, at $10.00 per Interest, with an offering deadline of March 10, 2027. Both Funds have Regulation D (Rule 506(c)) offerings available to accredited investors. The objective of the Film Fund is to deliver consistent, risk-managed returns through direct contractual arrangements including distribution agreements, P&A commitments, minimum guarantee advances, and co-marketing activities for distribution projects of Legion M and our partners. As returns from one project are recouped, they automatically rollover into subsequent projects.

As of December 31, 2025, no capital had been contributed to either Film Fund. In February 2026, the Film Fund entered into a Co-Financing and Marketing Agreement with Legion M for the film *Fackham Hall*, providing cash and marketing support in exchange for a revenue share capped at 115% of the co-financing amount ($250,000 to $1,000,000 range). As of April, 2026, the Film Fund has raised approximately $1,000,000. See Note 12 — Subsequent Events.

NOTE 8: LOANS PAYABLE

SBA Loan

An EIDL Loan of $48,200 was granted to the Company on January 20, 2021. The terms provide for 3.75% interest and require monthly payments of $236 per month commencing in July 2022 for 30 years. The Company requested and was granted an increase to the existing EIDL loan. On April 4, 2022, the Company received an additional $101,700. The incremental monthly repayment is $516. During the years ended December 31, 2025 and 2024 the Company recognized $5,625 and $5,625 of interest expense related to this loan, respectively. The outstanding principal balance of the EIDL Loan was $149,900 as of both December 31, 2025 and 2024.

Other Loans

During 2025, Legion issued note purchase agreements for an aggregate principal of $360,000, for which the Company received $300,000 in net proceeds. The notes and accrued interest are payable on year after the issuance. As of the issuance date of these financial statements, the notes are outstanding. The Company recognized a debt discount in connection with the notes of $60,000, of which $25,973 was amortized during 2025. As of December 31, 2025, the notes remain outstanding.

NOTE 9: STOCKHOLDERS' EQUITY (DEFICIT)

The Company's articles of incorporation, as amended and restated, authorize 200,000,000 shares common stock with a par value of $0.0001, and authorize the creation of two classes of common stock, "Class A Common Stock" and "Class B Common Stock," with 170,000,000 shares of the authorized common stock designated as Class A Common Stock and 30,000,000 shares of the common stock designated as Class B Common Stock. The Class B Common Stock contains a voting rights preference of 10 votes per share and is convertible into Class A Common Stock at the option of the holder.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

These shares of Class B Common Stock are subject to vesting over periods from immediate to 48 months with vesting contingent upon continued service with the Company. As of December 31, 2025 and 2024, 16,465,900 and 16,465,900 of these outstanding Class B Common Stock have vested, respectively. As of December 31, 2025 and 2024, the 26,720 unvested shares will either vest or expire by June 2026.

The Company had Regulation Crowdfunding and Regulation A funding rounds open during the years ended December 31, 2025 and 2024.

For the rounds that were active as of December 31, 2025 and 2024, investors earned a reward (e.g. gift card, bonus shares (defined below), tickets to an event, etc.) based on amount of money they invest. One of those rewards are bonus shares, which was granted to investors for free once their investment closes.

For the round that ended in Fiscal 2024, with a per share price of $1.65 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 201,686 bonus shares related to this round during the year ended December 31, 2024. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.49.

For the round that was active as of December 31, 2025, with a per share price of $2.10 paid by investors for shares of Class A Common Stock, investors were granted an amount of bonus shares (defined above) based on amount of money they invest. The Company issued 199,986 bonus shares related to this round during the year ended December 31, 2025. When factoring in bonus shares, the effective share price paid by each investor was approximately $1.82.

During the years ended December 31, 2025 and 2024, the Company issued 1,604,007 and 1,696,287 shares of Class A Common Stock pursuant to its crowdfunding offerings. The Company received net proceeds from these equity offerings during the years ended December 31, 2025 and 2024 of $2,523,219 and $2,879,915, respectively. As part of the normal process of investors purchasing stock, those purchases are held in escrow by StartEngine, the Company's funding portal. At the end of each month, there is a balance of funds held by Start Engine for future distribution to the Company. The escrow balance as of December 31, 2025 and 2024 was $0 and $16,977, respectively.

As of December 31, 2025 and 2024, the Company had 22,299,901 and 20,495,908 shares of Class A Common Stock and 16,492,620 and 16,492,620 shares of Class B Common Stock issued and outstanding, all respectively.

NOTE 10: SHARE-BASED PAYMENTS

Stock Plan

On April 12, 2016, the Company adopted its 2016 Equity Incentive Plan (the "Plan"). The Plan authorizes options to purchase up to 2,539,600 shares of Class B Common Stock. On November 3, 2016, the Company amended its 2016 Equity Incentive Plan to authorize an additional 5,000,000 options to purchase Class B Common Stock. As of December 31, 2025 and 2024, there were 2,772,970 and 2,897,970 options available for issuance, respectively.

The following is a summary of option activity for the years ended December 31, 2025 and 2024:

	Options	Weighted Average Exercise Price		Intrinsic Value
Outstanding as of December 31, 2023	4,375,630	$	0.72	$ 4,069,742
Granted	270,000		1.32	
Exercised	-		-	
Forfeited	(4,000)		-	
Outstanding as of December 31, 2024	4,641,630	$	0.75	$ 4,157,522
Granted	125,000		1.32	
Exercised	-		-	
Forfeited	-		-	
Outstanding as of December 31, 2025	4,766,630	$	0.77	$ 5,867,092
Exercisable as of December 31, 2025	4,602,774	$	0.79	$ 5,583,847

	December 31,	
	2025	2024
Weighted average grant-date fair value of options granted during period	1.31	1.05
Weighted average duration (years) to expiration of outstanding options at period-end	2.58	3.41

These options vest over different schedules with some vesting immediately and others vesting over periods from 1 to 10 years. The maximum term for stock options granted under the Plan may not exceed ten years from the date of grant. The options expire 10 years after the date of grant.

Legion M Entertainment, Inc.
Notes to Consolidated Financial Statements
As of December 31, 2025 and 2024 and for the years then ended

The assumptions utilized for valuing stock-based grants for compensation and marketing expense during the years ended December 31, 2025 and 2024 are as follows:

	December 31,	
	2025	2024
Risk-free interest rate	4.59 - 4.65%	4.46%
Expected term (in years)	5.0 - 5.52	5.00 - 6.02
Expected volatility	60%	60%
Expected dividend yield	0%	0%

The Company recognizes stock-based compensation on a straight-line basis over the options' vesting periods. Based on the issue dates, the per share value and the vesting period, the Company determined total stock-based compensation and additional paid-in capital to be $247,806 and $186,995 for the years ended December 31, 2025 and 2024, respectively.

Unrecognized share-based compensation expense was $255,333 as of December 31, 2025. This unrecognized compensation expense is expected to be recognized over a weighted-average period of approximately 9 months as of December 31, 2025.

Warrants

In April 2016, the Company issued 270,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2026), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.001 per share. As of December 31, 2025 and 2024, the warrants were fully vested.

In June 2017, the Company issued 50,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vested immediately on issuance. The stock purchase warrants expire at the earliest of: ten years after their date of issuance (2027), any change in control, or an initial public offering. The exercise price for the common stock warrants is $0.75 per share. As of December 31, 2025 and 2024, the warrants were fully vested.

In October 2021, the Company issued 250,000 warrants to purchase Class B shares of common stock. The shares available under this warrant vest pro-rata over two years on a monthly basis (1/24 vest per month). The stock purchase warrants expire at the earliest of; ten years after their date of issuance (2031), any change in control, or an initial public offering. The exercise price for the common stock warrants is $1.25 per share. As of December 31, 2025 and 2024, the warrants were fully vested. The Company determined the grant date fair value of these warrants under a Black-Scholes calculation to be $172,750, and recognized $0 and $71,979 of such to additional paid-in capital and as stock-based compensation during the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, there was $0 of unrecognized share-based compensation expense. The remaining outstanding warrants have a weighted average duration to expiration of 33 and 45 months as of December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, there were 570,000 and 570,000 warrants outstanding with weighted average exercise price per share of $0.61 and $0.61, and 570,000 and 570,000 warrants vested with weighted average exercise price per share of $0.61 and $0.61, all respectively.

NOTE 11: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 12: RELATED PARTY TRANSACTIONS

No related party transactions or receivable or payable during the years ended December 31, 2025 and 2024 and as of December 31, 2025 and 2024.

NOTE 13: SUBSEQUENT EVENTS

As of April 30, 2026, the Company raised an aggregate of approximately $1,000,000 in Regulation A and D offerings.

Management's Evaluation

Management has evaluated subsequent events through April 30, 2026, the date the financial statements were available to be issued. Based on the evaluation, no additional material events were identified which require adjustment or disclosure.

ITEM 8. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation*
2.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (September 28, 2018)*
2.3	Certificate of Amendment to the Amended and Restated Certificate of Incorporation (July 15, 2022)*
2.4	Amended and Restated Bylaws*
4.	Form of Subscription Agreement*
6.1	Employment Agreement (Paul Scanlan)*
6.2	Employment Agreement (Jeff Annison)*
6.3	2016 Equity Incentive Plan*
6.4	Financing Agreement for The Picture "You Can Call Me Bill" **
8.	Escrow Agent Agreement*+

* Filed as an exhibit to the Legion M Entertainment Inc.'s Regulation A Offering Statement on Form 1-A (Commission File No. 024-11966).

** Filed as an exhibit to the Legion M Entertainment Inc.'s Form 1-SA filed on September 28, 2023 (Commission File No. 24R-00089).

\+ Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Los Angeles, State of California, on April 30, 2026.

Legion M Entertainment, Inc.

/s/ Paul Scanlan

By Paul Scanlan, Co-Founder, Chief Executive Officer,
Chief Financial Officer and Treasurer

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Paul Scanlan

Paul Scanlan, Chief Executive Officer, Chief Financial Officer, Treasurer and Director

Date: April 30, 2026

/s/ Jeff Annison

Jeff Annison, President and Director

Date: April 30, 2026

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Invest in Legion M

INVEST IN THE WORLD'S FIRST FAN-OWNED MOVIE STUDIO

Legion M is building a studio owned by the audience. We harness the “wisdom of the crowd” to make decisions, and the power of community to create long-term competitive advantages.

Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



OVERVIEW ABOUT TERMS DISCUSSION **INVESTING FAQS**

Get Equity
$2.25 Per Share

PREVIOUSLY CROWDFUNDED
$25,365,478.85

MIN INVEST
$99

VALUATION
$99.6M

REASONS TO INVEST

- COMPANY GROWTH: Over $25MM raised from 60,000+ investors with 1.96x YoY revenue from 2024 - 2025.
- EMMY-WINNING FOUNDERS: Paul Scanlan and Jeff Annison are award-winning digital pioneers and cofounders of MobiTV - the first company to put live TV on mobile phones.
- A-LIST ADVISORS: Backed by an advisory board that includes William Shatner, Bill Duke, Lynn Bartsch, and billion-dollar producer Dean Devlin.*
- TOP-TIER TALENT: Own a stake in movies with actors like Morgan Freeman, Nic Cage, Ali Larter, Natalie Morales, Sean Astin, Simon Pegg, and much more!

**Investors acquire securities in Legion M, not in any individual film, advisor, or actor. Advisors received equity as compensation under advisor agreements on terms that differ from this offering. Named advisors and talent are not endorsing or recommending this investment.*

TEAM



Paul Scanlan • Co-Founder, Chief Executive Officer, Chief Financial Officer, Director, and Treasurer
Paul is an Emmy-winning serial entrepreneur with decades of experience disrupting industries. As the co-founder and President of MobiTV, he helped pioneer live TV streaming on mobile devices, earning an Emmy for Innovation in Television. Recognized by Forbes as one of the "Names You Need to Know" in 2011, Paul is also an Adjunct Lecturer of Entrepreneurship at Northwestern University's Kellogg School of Management.
Read Less

Jeff Annison • Co-Founder, President, and Director



Jeff Annison • Co-Founder, President, and Director

Jeff is an Emmy-winning innovator and entrepreneur with a passion for creating groundbreaking ventures. As the co-founder of MobiTV, he helped grow the company to a half-billion-dollar valuation as the global leader in streaming television. Jeff also founded Underground Labs, where he developed unique media and music projects. A graduate of UCLA with a degree in Mechanical Engineering, Jeff brings a combination of technical expertise and creative vision to Legion M.

Read Less









Taylor Gledhill
Creative Director

Eric Lam
Director of Operations

Prophetess Branchcomb
Director of Finance (PT)

Chris "Coop" Coop
Growth Hacker, Produc on DEFIANT: The Story Robert Smalls (PT)

 

‹ ›

THE OPPORTUNITY

THIS $100B+ INDUSTRY NEEDS MORE THAN A "REBOOT"

Film and Television is a $100B+ industry that's home to some of the most valuable companies on earth. It's a complex business, but success depends on one thing: the audience. All of us who buy the tickets, pay the subscriptions, and decide what to watch.

Legion M is flipping the script by building a studio owned by the audience. We harness the "wisdom of the crowd" to make decisions, and the power of community to create long-term competitive advantages.

When you invest in Legion M you become more than just a consumer – you become a shareholder, with a seat at the table and a stake in the value you help create.

Hollywood's next great studio doesn't need to be built in a boardroom. Join us, and let's build it together.





2025 WAS OUR BIGGEST YEAR YET!

Legion M continues to "level up" to bigger and bigger projects.



COMING SOON

We're breaking the boundaries of what fan-owned entertainment can achieve. Here's a look at some of the stories we're working on now, coming to a screen near you.





a film by **LEE KIRK**

a **GREEN DAY** story

LIVE NATION Studios

IN THEATERS AUG 14TH

Three high-school buddies in a punk rock band fall for a prank...and end up driving cross country in a van to chase their "big break" of opening at a Green Day concert. Inspired by true events from the early days of Green Day, the film features a driving soundtrack and an all-star cast that includes Mason Thames, Mckenna Grace, Jenna Fischer, Fred Armison, Bobby Lee, and Angela Kinsey.



WILL FORTE   LANA CONDOR   AND JOHN CENA

COMING SOON   ketchup.   WARNER BROS.

IN THEATERS AUG 28TH

After being blown up one too many times, Wile E. Coyote decides to sue the ACME Corporation for all the defective products it's sold him over the years. Will Forte stars as the "billboard

the years. Will Forte stars as the "billboard lawyer" that takes the case, going up against John Cena, Foghorn Leghorn, and the biggest corporation in the world.



EDWARDS HILL PATERSON MAY SALGADO BLOND COZINE JONES DRAPER-IVEY
STRANGER
LEGION M
DEFIANT
THE STORY OF ROBERT SMALLS

IN DEVELOPMENT

Legion M has partnered with screenwriter Rob Edwards (Treasure Planet, Princess and the Frog, Captain America: Brave New World) to tell the untold story of an enslaved man during the Civil War who architected one of the biggest heists in history -- stealing a confederate warship! The feature film is currently in development, the graphic novel is available today.

TRACTION

CRITICS LOVE IT. AUDIENCES LOVE IT. YOU MADE IT POSSIBLE

From development and production to financing and distribution, Legion M has had a hand in the release in over 15 films.

Watch one tonight ... then join us to be part of the next one!



FACKHAM HALL



MY DEAD FRIEND ZOE



THE MAN IN THE WHITE VAN



WILLIAM SHATNER: YOU CAN CALL ME BILL



NANDOR FODOR & THE TALKING MONGOOSE



MANDY



ARCHENEMY



MEMORY: THE ORIGINS OF ALIEN



JAY & SILENT BOB: REBOOT



TOLKIEN



COLOSSAL



BAD SAMARITAN



FIELD GUIDE TO EVIL



SAVE YOURSELVES!



THIS IS NOT FINANCIAL ADVICE



LET'S MAKE AN M-SHAPED DENT IN THE UNIVERSE!

Dear Investor:

Legion M is an early stage company. In fact, thanks to the JOBS Act, you have the opportunity to invest at a stage traditionally reserved for angel investors and venture capitalists. This is a risky proposition -- the fact is, most startups fail.

But startups that succeed can change the world. Every great disruption starts with entrepreneurs and investors willing to take a risk on something that's never been done before.

What we're doing is hard, but we've beaten the odds before and believe we can do it again. If you can bear the risk and want to shoot for the moon with us, we'd love to have you on the team!

Paul Scanlan & Jeff Annison
Cofounders, Legion M



PERKS

INVEST TO RECEIVE RED CARPET PERKS



EXCLUSIVE EVENTS

Get on the list for red carpet premieres, afterparties, film-festival screenings, exclusive celebrity events, and more.



BACKSTAGE ACCESS

Livestreams from the set, zoom calls with directors/actors/writers, and behind-the-scenes investor updates.



celebrity events, and more. | the-scenes investor updates.

MERCHANDISE &
TICKET DISCOUNTS

Get on the list for red carpet premieres, afterparties, film-festival screenings, exclusive celebrity events, and more.



COMMUNITY

Be part of a warm and welcoming community of investors and movie lovers, as we band together to shape the future of Hollywood!



BUCKET-LIST OPPS

Legion M investors have had their name in credits, set visits, priority as extras, and even jobs on set & walk-on roles.



MAKE HISTORY

Join over 60,000+ investors, and help us put a Legion M shaped dent in the movie biz!

BUSINESS MODEL

CREATING VALUE AT EVERY STAGE

From funding groundbreaking projects to leveraging fan insights, we've built a multi-faceted approach that reduces risk and maximizes revenue potential.

Here's how we do it.



CROWD-POWERED DEVELOPMENT: We use fan insights to discover, refine, and package new ideas into compelling projects.

FILM PRODUCTION: We earn producer fees and backend revenue producing award-winning films.

FILM DISTRIBUTION: We earn fees releasing films (by ourselves and in partnership with other distributors).



FILM FINANCING:
We pool funds from our community to back projects with strong potential.

MERCHANDISING AND LIVE EVENTS:
From apparel and media to celebrity-driven live events, we create new and innovative revenue streams for our projects.



"I've been invited to events with celebrities, gone to premieres — it's nice to know that you are part of a wonderful group of people in Legion M."

LUIS GONZALES

Legion M Investor

EXPANSION

FUEL OUR NEXT GENERATION OF GROWTH

Over the past 10 years Legion M has successfully grown from a "novel idea" to an award-winning studio. In an industry where successful companies are worth billions (and market leaders worth hundreds of billions) – we're just getting started! Your investment will help us:



EXPAND DISTRIBUTION CAPABILITIES TO RELEASE MORE FILMS IN 2026.

DEVELOP NEW PROJECTS WITH A-LIST TALENT AND FRESH VOICES.

GROW THE LEGION M COMMUNITY AND INCREASE OUR COLLECTIVE POWER

CONTINUE OUR QUEST TO ACHIEVE PROFITABILITY AND BRING FAN-OWNERSHIP TO A LARGER AUDIENCE.

ADVISORS



DEAN DEVLIN
Founder of Electric
Entertainment and co-
writer of Independence
Day and Stargate.



WILLIAM SHATNER
Actor (Star Trek, T.J.
Hooker, Boston Legal),
director, producer, and
author.



LYNN BARTSCH
Former Head of Business
Affairs at Epic Games
and Principal Counsel at
Lucasfilm.



BILL DUKE
Actor (Predator,
Commando, X-Men) and
director (Deep Cover,
Rage in Harlem).

 

Legion M's advisory board includes over 30 current/former founders or top executives at companies that include:

  

  

  

  

  

 

ABOUT

HEADQUARTERS

1801 Century Park East, 24th Floor
Los Angeles, CA 90067

WEBSITE

View Site ⧉

Legion M is building a studio owned by the audience. We harness the "wisdom of the crowd" to make decisions, and the power of community to create long-term competitive advantages.

TERMS

Legion M

Overview

PRICE PER SHARE	VALUATION
$2.25	**$99.6M**

DEADLINE ˙	FUNDING GOAL ˙
Oct. 27, 2026 at 2:59 AM EDT	**$20K - $1M**

Breakdown

MIN INVESTMENT ˙	OFFERING TYPE
$99	**Equity**

MAX INVESTMENT ˙	SHARES OFFERED
$999,999	**Class A Common Stock**

MIN NUMBER OF SHARES OFFERED
8,888

MAX NUMBER OF SHARES OFFERED
444,444

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ∧

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$6,054,284	$7,713,785
Cash & Cash Equivalents	$789,082	$249,562
Accounts Receivable	$41,413	$0
Short-Term Debt	$1,561,317	$1,317,500
Long-Term Debt	$2,209,257	$5,971,066
Revenue & Sales	$2,004,184	$1,024,059
Costs of Goods Sold	$1,667,818	$1,396,935
Taxes Paid	$0	$0
Net Income	-$1,540,433	-$3,549,371

Risks ∧

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives & Bonuses*

Loyalty Bonus | 10% Bonus Shares

Existing Legion M investors are eligible to receive an additional 10% Bonus Shares on their investment. To receive these Bonus Shares, you must invest with the exact same email you use to login and manage your shares at https://app.dealmaker.tech/companies/2120/portal. If you are using the correct email address, your Bonus Shares will show up during the checkout process. If you aren't seeing them, please send a message to team@legionm.com.

Time-Based Bonus Shares

20% Bonus Period (first 2 weeks): If you invest within the first 14 days the offering is open, you will receive 20% Bonus Shares.

10% Bonus Period (first 5 weeks): If you invest after the first 14 days but before the 35th day the offering is open, you will receive 10% Bonus Shares.

Amount-Based Bonus Shares

Tier 1

Invest $1,000+ and receive 5% Bonus Shares.

Tier 2

Invest $5,000+ and receive 10% Bonus Shares.

Tier 3

Invest $10,000+ and receive 15% Bonus Shares.

Tier 4

Invest $25,000+ and receive 20% Bonus Shares.

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement.

Bonus Shares are tied to each individual investment. Bonus Shares for multiple investments do not "stack". I.e. perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement.

Any applicable bonus shares will be shown and applied during the checkout process. Bonus shares will be issued at the completion of your investment (see Exhibit E for additional information).

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

LEGION M ENTERTAINMENT, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.25 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus [and the Loyalty Bonus] in addition to the aforementioned bonus.

Promotional Perks

At various times throughout the offering, Legion M may elect to offer limited time perks ("Promotional Perks") in which investors who complete a new investment during a set time period have the opportunity to claim a special perk. Some examples of Promotional Perks include (but are not limited to): (a) a free movie ticket to an upcoming Legion M release, (b) a free comic book to promote Legion M's Defiant project, or (c) a free piece of limited edition merch to celebrate a special milestone or Legion M event. In each case, Legion M will file an amendment to the form C that includes specific instructions for how investors can qualify for and claim the promotional perk.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

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FAQs

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With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000 are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, they are limited to investing 10% of the greater of the two amounts.

How to open a Self-Directed IRA on StartEngine?

StartEngine makes it easy to invest using your retirement funds. You can open a self-directed IRA account through StartEngine. To get started, simply visit **our IRA page** for more information and step-by-step instructions.

Already have a self-directed IRA with another provider? You can still invest on StartEngine, but please note that the process will be manual and may take longer to complete.

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Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, learn about Regulation Crowdfunding, and for Regulation A+, learn about Regulation A+.

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StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.



Opportunity Revenue Roadmap Traction Business Model Perks Team **INVEST NOW**

INVEST IN THE WORLD'S FIRST FAN-OWNED MOVIE STUDIO

- Over $25MM raised from 60,000+ investors
- 1.96x YoY Revenue from 2024 - 2025
- Led by Emmy winning digital pioneers, backed by A-list advisors*

INVEST NOW

This Reg CF offering is made available through StartEngine Primary, LLC, a member of FINRA/SIPC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

*Investors acquire securities in Legion M, not in any individual film, advisor, or actor. Advisors received equity as compensation under advisor agreements on terms that differ from this offering. Named advisors and talent are not endorsing or recommending this investment.



$2.25	$99	$25M+	60,000+
SHARE PRICE	MIN. INVESTMENT	RAISED	INVESTORS

OPPORTUNITY

THIS $100B+ INDUSTRY NEEDS MORE THAN A "REBOOT"

Film and Television is a $100B+ industry that's home to some of the most valuable companies on earth. It's a complex business, but success depends on one thing: the audience. All of us who buy the tickets, pay the subscriptions, and decide what to watch.

Legion M is flipping the script by building a studio owned by the audience. We harness the "wisdom of the crowd" to make decisions, and the power of community to create long-term competitive advantages.

When you invest in Legion M you become more than just a consumer – you become a shareholder, with a seat at the table and a stake in the value you help create.

Hollywood's next great studio doesn't need to be built in a boardroom. Join us, and let's build it together.





REVENUE

2025 WAS OUR BIGGEST YEAR YET!

Legion M continues to "level up" to bigger and bigger projects.

$2,500,000

$2,004,184

$2,000,000

$1,500,000

$1,024,059

$1,000,000

$816,510

$650,044
$500,000
$0
2022
2023
2024
2025

INVESTMENT HIGHLIGHTS

THREE REASONS 60,000+ INVESTORS ALREADY SAID YES



















EMMY-WINNING FOUNDERS

Paul Scanlan and Jeff Annison are award-winning digital pioneers and cofounders of MobiTV - the first company to put live TV on mobile phones.

A-LIST ADVISORS

A-LIST ADVISORS: William Shatner, Dean Devlin, Bill Duke, Lynn Bartsch and other A-listers back Legion M.*

TOP TIER TALENT

Legion M projects include acclaimed talent like Morgan Freeman, Nic Cage, Ali Larter, Natalie Morales, Sean Astin, Simon Pegg, and much more.*

*Investors acquire securities in Legion M, not in any individual film, advisor, or actor. Advisors received equity as compensation under advisor agreements on terms that differ from this offering. Named advisors and talent are not endorsing or recommending this investment.

ROADMAP

COMING SOON

We're breaking the boundaries of what fan-owned entertainment can achieve. Here's a look at some of the stories we're working on now, coming to a screen near you.







NiMRODS
a GREEN DAY story
LIVE NATION

IN THEATERS AUG 14TH

Three high-school buddies in a punk rock band fall for a prank...and end up driving cross country in a van to chase their "big break" of opening at a Green Day concert. Inspired by true events from the early days of Green Day, the film features a driving soundtrack and an all-star cast that includes Mason Thames, Mckenna Grace, Jenna Fischer, Fred Armison, Bobby Lee, and Angela Kinsey.

WILL FORTE
LANA CONDOR
AND JOHN CENA
COYOTE VS ACME
COMING SOON

IN THEATERS AUG 28TH

After being blown up one too many times, Wile E. Coyote decides to sue the ACME Corporation for all the defective products it's sold him over the years. Will Forte stars as the "billboard lawyer" that takes the case, going up against John Cena, Foghorn Leghorn, and the biggest corporation in the world.

EDWARDS HILL PATERSON MAY SALGADO BLOND COZINE JONES DRAPER-IVEY
STRANGER
LEGION M
DEFIANT
THE STORY OF ROBERT SMALLS

IN DEVELOPMENT

Legion M has partnered with screenwriter Rob Edwards (Treasure Planet, Princess and the Frog, Captain America: Brave New World) to tell the untold story of an enslaved man during the Civil War who architected one of the biggest heists in history -- stealing a confederate warship! The feature film is currently in development, the graphic novel is available today.

TRACTION

CRITICS LOVE IT. AUDIENCES LOVE IT. YOU MADE IT POSSIBLE.

From development and production to financing and distribution, Legion M has had a hand in the release in over 15 films.
Watch it tonight...then join us to be part of the next one!

























FACKHAM HALL
MY DEAD FRIEND ZOE
THE MAN IN THE WHITE VAN
WILLIAM SHATNER: YOU CAN CALL ME BILL
JAY & SILENT BOB: REBOOT
TOLKIEN

NANDOR FODOR & THE TALKING MONGOOSE
MANDY
ARCHENEMY
MEMORY: THE ORIGINS OF ALIEN
FIELD GUIDE TO EVIL
SAVE YOURSELVES!

A LETTER FROM THE FOUNDERS

LET'S MAKE AN M-SHAPED DENT IN THE UNIVERSE!

Dear Investor:

Legion M is an early stage company. In fact, thanks to the JOBS Act, you have the opportunity to invest at a stage traditionally reserved for angel investors and venture capitalists. This is a risky proposition -- the fact is, most startups fail.

But startups that succeed can change the world. Every great disruption starts with entrepreneurs and investors willing to take a risk on something that's never been done before.

What we're doing is hard, but we've beaten the odds before and believe we can do it again. If you can bear the risk and want to shoot for the moon with us, we'd love to have you on the team!

Paul Scanlan & Jeff Annison
Cofounders, Legion M

PERKS

INVEST TO RECEIVE RED CARPET PERKS

EXCLUSIVE EVENTS

Get on the list for red carpet premieres, afterparties, film-festival screenings, exclusive celebrity events, and more.

BACKSTAGE ACCESS

Livestreams from the set, zoom calls with directors/actors/writers, and behind-the-scenes investor updates.

COMMUNITY

Be part of a warm and welcoming community of investors and movie lovers, as we band together to shape the future of Hollywood!

BUCKET-LIST OPPS

Legion M investors have had their name in credits, set visits, priority as extras, and even jobs on set & walk-on

MERCHANDISE & TICKET DISCOUNTS

Legion M frequently offers investors special pricing on merchandise, tickets, and

MAKE HISTORY

Join over 60,000+ investors, and help us put a Legion M shaped dent in the movie biz!

roles.

more.

INVESTMENT INCENTIVE AND BONUSES

Your belief in the power of the audience deserves more, and in recognition of that support, we are extending a limited-time package of premium perks.

First 2 Weeks

20% **Bonus Period**

Investments made before 11:59 PM PT on the 14th day the offering is open will **receive 20% Bonus Shares.**

INVEST NOW

First 5 Weeks

10% **Bonus Period**

Investments made AFTER 11:59 PM PT on the 14th day the offering is open but BEFORE 11:59 PM PT on the 35th day the offering is open will **receive 10% Bonus Shares.**

INVEST NOW

Invest
$1000+
Receive
5%
Bonus Shares
INVEST NOW

Invest
$5000+
Receive
10%
Bonus Shares
INVEST NOW

Invest
$10,000+
Receive
15%
Bonus Shares
INVEST NOW

Invest
$25,000+
Receive
20%
Bonus Shares
INVEST NOW

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus Shares are tied to each individual investment. Bonus Shares for multiple investments do not "stack". I.e. perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. Any applicable bonus shares will be shown and applied during the checkout process. Bonus shares will be issued at the completion of your investment (see Exhibit E for additional information).

Loyalty Bonus | 10% Bonus Shares
Existing Legion M investors are eligible to receive an additional 10% Bonus Shares on their investment. To receive these Bonus Shares, you must invest with the exact same email you use to login and manage your shares here . If you are using the correct email address, your Bonus Shares will show up during the checkout process. If you aren't seeing them, please send a message to team@legionm.com.

The 10% StartEngine Venture Club Bonus
LEGION M ENTERTAINMENT, INC. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.
This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $2.25 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $225. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.
This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.
Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus [and the Loyalty Bonus] in addition to the aforementioned bonus.

BUSINESS MODEL

CREATING VALUE AT EVERY STAGE

From funding groundbreaking projects toleveraging fan insights, we've built a multi-faceted approach that reduces risk andmaximizes revenue potential.

Here's how we do it.

INVEST NOW



CROWD-POWERED DEVELOPMENT:
We use fan insights to discover, refine, and package new ideas into compelling projects.



FILM PRODUCTION:
We earn producer fees and backend revenue producing award-winning films.



FILM DISTRIBUTION:
We earn fees releasing films (by ourselves and in partnership with other distributors).



FILM FINANCING
We pool funds from our community to back projects with strong potential.



MERCHANDISING AND LIVE EVENTS:
From apparel and media to celebrity-driven live events, we create new and innovative revenue streams for our projects.



"Legion M is exactly what our industry needs right now."

DEAN DEVLIN

Producer, Independence Day, Stargate, Leverage, The Librarians



"I was immediately intrigued by Legion M's fan-owned business model, and as I got to know their team and learn about their plans, I just wanted to get involved."

WILLIAM SHATNER

Actor, Writer, Musician, Producer (and Rocketman!)

  

JOIN OUR JOURNEY TO 1 MILLION FANS

The "M̄" in our logo is the Roman numeral for "1 million." That's our goal—a grassroots army of movie lovers ONE MILLION strong. If we're successful, it could potentially make us one of the most influential companies in entertainment. With over 60,000 investors so far (21K in our last round alone!), there will never be a better time to "get in early" with Legion M.

FIND OUT WHAT 60,000+ INVESTORS SEE IN LEGION M

| Enter your email address | **Sign Up** |

EXPANSION

FUEL OUR NEXT CHAPTER OF GROWTH

Over the past 10 years Legion M has successfully grown from a "novel idea" to an award-winning studio. In an industry where successful companies are worth billions (and market leaders worth hundreds of billions) – we're just getting started! Your investment will help us:

EXPAND DISTRIBUTION CAPABILITIES TO RELEASE MORE FILMS IN 2026.

GROW THE LEGION M COMMUNITY AND INCREASE OUR COLLECTIVE POWER.

DEVELOP NEW PROJECTS WITH A-LIST TALENT AND FRESH VOICES.

CONTINUE OUR QUEST TO ACHIEVE PROFITABILITY AND BRING FAN-OWNERSHIP TO A LARGER AUDIENCE.

INVEST NOW

TEAM

OUR EMMY-WINNING TEAM

From Emmy-winning founders to renowned advisors, our leadership combines decades of experience disrupting industries and building iconic brands.

 




PAUL SCANLAN

Co-Founder, Chief Executive Officer, Chief Financial Officer, Director, and Treasurer

READ MORE ⌄

JEFF ANNISON

Co-Founder, President, and Director

READ MORE ⌄

CLICK TO SEE ALL TEAM MEMBERS

OUR ADVISORS





DEAN DEVLIN

Founder of Electric Entertainment and co-writer of Independence Day and Stargate.

WILLIAM SHATNER

Actor (Star Trek, T.J. Hooker, Boston Legal),director, producer, and author.

LYNN BARTSCH

Former Head of Business Affairs at Epic Games and Principal Counsel at Lucasfilm.





BILL DUKE

Actor (Predator, Commando, X-Men) and director (Deep Cover, A Rage in Harlem).

TIM LEAGUE

Founder of Alamo Drafthouse and Fantastic Fest, and Co-Founder of NEON.

ERIC RIES

Author of The Lean Startup and Founder of the Long-Term Stock Exchange.





CHRISTIAN PARKES

Co-Founder of Clockwork at Warner Bros. and former CMO of NEON (Parasite, Anora).

JOANNE WAAGE

Former GM of Crunchyroll and CEO of Rakuten Viki.

ADAM RYMER

Chief Commercial Officer at Regal Cineworld and former President of Legendary Digital Networks.





YUKA KOBAYASHI

Co-Founder of Trifecsome Media and former Director at Stan Lee's POW! Entertainment.

LEONARD MALTIN

Longtime film critic at Entertainment Tonight and author of Leonard Maltin's Movie Guide.

SCOTT LANDSMAN

Head of TV at Seven Bucks and former SVP of Comedy at Sony Pictures Television.









MICHAEL ARRIETA
COO of Relativity Media and former EVP ofDigital at Sony Pictures.

SUSAN BONDS
Former CEO of 42 Entertainment and Disney Imagineer (Indiana Jones Adventure, Mission: SPACE).

NATALIE FARSI
Former Head of Mobile at Warner Bros. Digital Distribution and digital growth lead at AwesomenessTV.

Legion M's advisory board includes over 30 current/former founders or top executives at companies that include:



































NEON
SONY PICTURES
EPIC GAMES
LEGENDARY
WB
LUCASFILM Ltd
Metro Goldwyn Mayer
ALAMO DRAFTHOUSE CINEMA
REGAL
crunchyroll
Stan Lee's POW! ENTERTAINMENT
STOOPID BUDDY STOODIOS
STARLOG
FANGORIA
Paramount 90TH ANNIVERSARY A VIACOM COMPANY
amazonstudios
42ENTERTAINMENT
SEARCHLIGHT PICTURES

Legion M

Overview

SHARE PRICE
$2.25

VALUATION CAP
$99.6M

DEADLINE[1]
Oct 26, 2026 at 11:59 PM PDT

FUNDING GOAL[2]
$20K – $1M

Breakdown

MIN INVESTMENT
$99

OFFERING TYPE
Equity

MAX INVESTMENT
$999,999

SHARES OFFERED
Class A Common Stock

MIN NUMBER OF SHARES OFFERED
8,888

MAX NUMBER OF SHARES OFFERED
444,444

Maximum Number of Shares Offered subject to adjustment for bonus shares.



LEGION M

This Reg CF offering is made available through StartEngine Primary LLC, member FINRA/SIPC.
This investment is speculative, illiquid, and involves a high degree of risk, including the possibleloss of your entire investment.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hey there. Everybody at Legion M. Legion M is really innovative. The concept is really remarkable. What it is that you guys do that's so special is you connect with fans. Tell us about this Legion M model. It truly is unique. You've got the fans owning your studio.

We're built to be the world's first fan owned entertainment company. The idea behind it is simple. If you've got a studio that's owned by a large group of fans, you've got amazing competitive advantages. Long live Legion M. We are uniting a vibrant and engaged community to co-own the company, have a voice in what content we produce, go beyond the scenes and get involved, but also own a piece of the upside. We're redefining what it means to be a shareholder. It's so cool to have real fans of movies and film like I am, have a real stake. I think it's an interesting way to try to include fans in the making of movies. You guys are gonna be extras.

They were doing a shareholder call with Karan Soni from Deadpool, our lead in Fade to Black. Get that tangle. You know, you're watching something that's gonna change the course of history.

It's a novel way of making films. It's kind of cool. You know, you're not working for some fat cat somewhere who didn't give a damn other than making money. Legion M is an amazing company. It's owned 100% by the fans. What do you think about that? I love that Legion M is bringing fans together, opening the gates to Hollywood, not only allowing fans to own a piece of the company, but also bringing the experiences out to them. Being part of the Legion, you have access to the entertainment industry for the opportunity to be involved if you want to be. I love Legion M. Very happy to be a part of them. You ready?

Legion M is working to bring the story of Captain Robert Smalls to the screen. We want you to join us. We've already released several movies with fans as our guiding light and our pipeline of projects is better than it's ever been. This is not the last Legion M movie I'll do. I'll tell you that right now. It's like buying stock in Disney, like not now, but back when they were just getting started up and nobody knew if they would succeed or fail. Paul and I have done this before. 25 years ago, we co-founded a company that revolutionized mobile television and won an Emmy award for being the first to put live TV on the cell phone. Startups are risky. The fact is most of them fail, but the ones that succeed can go on to change the world, and we're betting our careers that Legion M can be one of those. I am Legion M. I am Legion M. Join the Legion. Join the Legion. Join the Legion. We are Legion M.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-14% (five and one-half to fourteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

- As compensation for the services provided by StartEngine, investors are also required to pay the Intermediary a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- The Intermediary will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Venture Club members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "LEGION M

ENTERTAINMENT, INC.", FILED IN THIS OFFICE ON THE FIFTEENTH DAY

OF JULY, A.D. 2022, AT 1:52 O`CLOCK P.M.



Jeffrey W. Bullock, Secretary of State

5980700 8100
SR# 20223000205

Authentication: 203945597
Date: 07-18-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:52 PM 07/15/2022
FILED 01:52 PM 07/15/2022
SR 20223000205 - File Number 5980700

CERTIFICATE OF AMENDMENT TO THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
LEGION M ENTERTAINMENT, INC.,
a Delaware Corporation
(Pursuant to Sections 228 and 242 of the
General Corporation Law of the State of Delaware)

Legion M Entertainment, Inc. (the "***Corporation***"), a corporation organized and existing under the General Corporation Law of the State of Delaware (the "***DGCL***"), DOES HEREBY CERTIFY:

The original Certificate of Incorporation of Legion M Entertainment, Inc. was filed with the Secretary of State of the State of Delaware on March 4, 2016.

I. Article IV of the Amended and Restated Certificate of Incorporation of Legion M Entertainment, Inc., as amended to date, is hereby amended as follows:

"The total number of shares of stock that the corporation shall have authority to issue is Two Hundred Million (200,000,000), with a par value of $0.0001 per share. One Hundred Seventy Million (170,000,000) shares of the authorized Common Stock of the Corporation are hereby designated "**Class A Common Stock**" and Thirty Million (30,000,000) shares of authorized Common Stock of the Corporation are hereby designated "**Class B Common Stock.**"

Each holder of Class B Common Stock shall be entitled to Ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provide by law. Except as expressly provided by this Amended Certificate or as provided by law, the holders of shares of Class B Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote of for the consent of the stockholders of the Corporation. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware.

Effective upon the filing of this Certificate of Amendment with the Secretary of State of the State of Delaware, a 10-for-1 forward stock split for each share of Common Stock outstanding or held in treasury immediately prior to such time shall automatically and without any action of the part of the holders thereof occur (the "***Forward Stock Split***"). The par value of the Common Stock shall remain $0.0001 per share. This conversion shall apply to all shares of Common Stock. No fractional shares of Common Stock shall be issued upon the Forward Stock Split or otherwise. In lieu of any fractional shares of Common Stock to which the stockholder would otherwise be entitled upon the Forward Stock Split, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of the Common Stock as determined by the Board.

All certificates representing shares of Common Stock outstanding immediately prior to the filing of this Certificate of Amendment shall immediately after the filing of this Certificate of Amendment represent instead the number of shares of Common Stock as provided above. Notwithstanding the foregoing, any holder of Common Stock may (but shall not be required to) surrender his, her or its stock certificate or certificates to the corporation, and upon such surrender the corporation will issue a certificate for the correct number of shares of Common Stock to which the holder is entitled under the provisions of this Certificate of Amendment. Shares of Common Stock that were outstanding prior to the filing of this Certificate of Amendment, and that are not outstanding after and as a result of the filing of this Certificate of Amendment, shall resume the status of authorized but unissued shares of Common Stock."

This Amendment to the Amended and Restated Certificate of Incorporation of Legion M Entertainment, Inc. as amended to date, has been duly adopted and approved in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware by the directors and stockholders of the Corporation.

[Signature page follows]

IN WITNESS WHEREOF, Legion M Entertainment, Inc. has caused this Certificate of Amendment to be signed by its Chief Executive Officer this 11th day of July, 2022.

LEGION M ENTERTAINMENT, INC.

By: _____ *Paul Scanlan*

Name: Paul M. Scanlan

Title: Chief Executive Officer



Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "LEGION M ENTERTAINMENT, INC.", FILED IN THIS OFFICE ON THE ELEVENTH DAY OF MAY, A.D. 2016, AT 12:22 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5980700 8100
SR# 20163079147

Authentication: 202323074
Date: 05-16-16

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:22 PM 05/11/2016
FILED 12:22 PM 05/11/2016
SR 20163079147 - File Number 5980700

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

LEGION M ENTERTAINMENT, INC.

Legion M Entertainment , Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of t he State of Delaware (the " **General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Legion M Entertainment, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on March 4, 2016.

2. That the Board of Directors duly a dopted resolutions proposing to amend and restate the Certificat e of Incorporation of this corporation, declar ing said am endment and restatement to be advisable and in the best inte rests of this corporati on and its stockholders, and authorizing the app ropriate officers of this corp oration to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Article I

The name of the corporation is Legion M Entertainment, Inc. (the "Corporation").

Article II

The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, City of Wilmington, County of New Castle, Delawa re 19801. The nam e of the registered agent of the Corporation at such address is The Corporation Trust Company.

Article III

The purpose of the Corporation is to e ngage in any lawful act o r activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

(A) The total num ber of shares of capit al stock of which the Corporation shall have authority to issue is Twenty Million (20,000,000) shares of Common Stock, with a par value of $0.0001 per share. Seventeen Million (17,000,000) shares of the authorized Comm on Stock of the Corporation are hereby designated "**Class A Common Stock**" and Three Million

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(3,000,000) shares of the authorized Common Stock of the Corporation are hereby designated **"Class B Common Stock."**

(B) **Rights, Powers and Restrictions of Class A Common Stock**.

The rights, powers and restrictions granted to and imposed on the Class A Common Stock are as set forth below in this Article IV.

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; provided, however, that dividends payable in shares of Class B Common Stock or rights to acquire Class B Common Stock may be declared and paid to the holders of the Class B Common Stock without the same dividend being declared and paid to the holders of the Class A Common Stock if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class B Common Stock shall be declared and paid to the holders of Class A Common Stock.

2. Redemption. The Class A Common Stock is not redeemable.

3. Voting Rights. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of shares of Class A Common Stock shall at all times vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

4. Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

5. Equal Status. Except as expressly set forth in this Article IV, Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B Common Stock.

(C) **Rights, Powers and Restrictions of Class B Common Stock.**

The rights, powers and restrictions granted to and imposed on the Class B Common Stock are as set forth below in this Article IV.

1. <u>Dividend Rights</u>. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class B Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class A Common Stock out of assets or funds of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class B Common Stock; <u>provided</u>, <u>however</u>, that dividends payable in shares of Class A Common Stock or rights to acquire Class A Common Stock may be declared and paid to the holders of the Class A Common Stock without the same dividend being declared and paid to the holders of the Class B Common Stock if and only if a dividend payable in shares of Class B Common Stock or rights to acquire Class B Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class A Common Stock shall be declared and paid to the holders of Class B Common Stock.

2. <u>Redemption</u>. The Class B Common Stock is not redeemable.

3. <u>Voting Rights</u>. Each holder of Class B Common Stock shall be entitled to ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of shares of Class B Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware.

4. <u>Conversion</u>.

(a)   Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees or such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior the close of business on the date of such surrender of the shares of Class

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B Common Stock to be converted, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 4(a) shall be retired by the Corporation and shall not be available for reissuance.

(b)   Each share of Class B Common Stock shall be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section (D)(4) of this Article IV), other than a Permitted Transfer (as defined in Section (D)(5) of this Article IV), of such share of Class B Common Stock. Each outstanding stock certificate, if any, that immediately prior to such Transfer represented one or more shares of Class B Common Stock subject to such Transfer shall, upon and after such Transfer, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of each such holder and upon receipt of such holder's outstanding certificate, issue and deliver to such holder new certificates representing such holder's shares of Class A Common Stock. Each share of Class B Common Stock that is converted pursuant to this Section (B)(4)(b) of Article IV shall be retired by the Corporation and shall not be available for reissuance.

(c)   The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Restated Certificate, relating to the conversion of the Class B Common Stock into Class A Common Stock and the dual class common stock structure contemplated by this Restated Certificate as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes of shares held by each such stockholder and the number of shares of each class held by such stockholder.

5. Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock, then the outstanding shares of Class B Common Stock will be subdivided or combined in the same proportion and manner.

6. Equal Status. Except as expressly set forth in this Article IV, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all

respects and as to all matters to Class A Common Stock.

7. <u>Reservation of Stock</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock

(D) **<u>Definitions</u>.** For purposes of this Article IV:

1. "<u>Family Member</u>" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder.

2. "<u>Qualified Stockholder</u>" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

3. "<u>Permitted Entity</u>" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

4. "<u>Transfer</u>" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; <u>provided</u>, <u>however</u>, that the following shall not be considered a "<u>Transfer</u>" within the meaning of this Article IV:

(a) the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

(b) entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

(c) the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the Covered Security Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Covered Security Date, holders of voting securities of any such entity or Parent of such entity. "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

5. "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

(a)   by a Qualified Stockholder to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder; or

(b) by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder.

6. "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

7. "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

8. "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

Article V

Each outstanding share of Common Stock of the Corporation as of the date of this Restated Certificate is hereby reclassified and reconstituted as one share of Class B Common Stock.

Article VI

The business and affairs of the Corporation shall be managed by the Board of Directors, and the Directors need not be elected by ballot unless required by the Bylaws of the Corporation. The number of Directors of the Corporation shall be determined in the manner provided by the Bylaws and m ay be increased or decreased from time to time in the m anner provided therein.

Article VII

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressl y authorized to adopt, amend or repeal the Bylaws; provided, however, the Board of Directors may not repeal or am end any bylaw that the stockholders have expressly provided m ay not be amended or repealed by the Board of Directors. The stockholders shall also have the power to adopt, amend or repeal the Bylaws for this corporation.

Article VIII

The Corporation reserves the right to amend and repeal any provision contained in this certificate of incorporation in the m anner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

Article IX

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to th e Corporation or its stockholders, (ii) for acts or omis sions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit. If the Delaware General Corporation Law is a mended after approval by the stockholders of this article to autho rize corporate action further elim inating or lim iting the personal liability of directors, then the liabil ity of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or m odification of the foregoi ng paragraphs by the stockholders of the Corporation shall not adversely af fect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Article X

To the fullest extent permitted by applicable law, the Corporation is au thorized to provide indemnification of (and advancem ent of expens es to) d irectors, officers and agents of th e Corporation (and any other persons to which Gene ral Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, ag reements with such agents or other persons, vote of stockholders or disinteres ted directors or otherwise, in excess of the indem nification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article X shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

Article XI

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article XII

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Amended and Restated Certificate of Incorporation, which restates and

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integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 10th day of May, 2016.

By: _____

Paul Scanlan, Chief Executive Officer